Platinum Group Metals Ltd

Effective Date: 09 December 2013

Qualified Person: Kenneth Lomberg (Pr.Sci.Nat.)

Trust is the cornerstone of all our projects

Coffey Mining South Africa (Pty) Ltd

Author(s):
Kenneth Lomberg	Senior Principal	B.Sc. (Hons) Geology, B.Com. M.Eng. Pr.Sci.Nat., FGSSA

Date:	09 December 2013
Project Number:	JWAT02

Copies:	Platinum Group Metals	(2)
	Coffey – Johannesburg	(1)

Document Review and Sign Off

[signed]	[signed]

Kenneth Lomberg	Reviewed by
Senior Principal	Chris Fredericks
General Manager Geosciences, Africa

Waterberg Joint Venture and Waterberg Extension Projects
Amended and Combined Technical Report – 9 December 2013

Coffey Mining South Africa (Pty) Ltd

Date and Signature Page

This report titled “Amended and Combined Technical Report, Waterberg Joint Venture and Waterberg Extension Projects” with an effective date of 9 December 2013 was prepared on behalf of Platinum Group Metals (Pty) Ltd by Kenneth Lomberg and signed:

Dated at Roodepoort, South Africa, this 9 December 2013

Kenneth Lomberg, B.Sc.(Hons) Geology, B.Com., M.Eng., Pr.Sci.Nat., FGSSA.
Senior Principal

Waterberg Joint Venture and Waterberg Extension Projects
Amended and Combined Technical Report – 9 December 2013

Coffey Mining South Africa (Pty) Ltd

Table of Contents
___________________________________

1	Summary			1
	1.1	Introduction		1
	1.2	Project Area and Location		1
	1.3	Geological Setting, Deposit Type and Mineralisation		2
	1.4	Local Geology		3
	1.5	Exploration Status		4
		1.5.1	Drilling	8
		1.5.2	Sample Preparation	8
		1.5.3	Analysis	9
		1.5.4	Quality Control and Quality Assurance	9
	1.6	Mineral Resources		9
	1.7	Interpretation and Conclusions		11

2	Introduction			14
	2.1	Scope of the Report		14
	2.2	Principal Sources of Information		14
	2.3	Qualifications and Experience		14
	2.4	Independence		15

3	Reliance on Other Experts			16

4	Property Description and Location			17
	4.1	Property Description and Location		17
	4.2	Mining Tenure		18
	4.3	License Status		20
	4.4	Holdings Structure		23
	4.5	Royalties and Agreements		24
	4.6	Environmental Liabilities		24
	4.7	Legal Access		24

5	Accessibility, Climate, Local Resources, Infrastructure and Physiography			25
	5.1	Access		25
	5.2	Climate		25
	5.3	Physiography		25
	5.4	Local Resources and Infrastructure		26

6	History			27
	6.1	Ownership History		27

Waterberg Joint Venture and Waterberg Extension Projects
Amended and Combined Technical Report – 9 December 2013

Coffey Mining South Africa (Pty) Ltd

	6.2	Exploration History		27
	6.3	Mineral Resource History – Waterberg JV Project		28
		6.3.1	September 2012	28
		6.3.2	February 2013	29
	6.4	Production History		30

7	Geological Setting and Mineralisation			31
	7.1	Regional and Local Setting		31
		7.1.1	Bushveld Complex Stratigraphy	32
		7.1.2	The Northern Limb	34
		7.1.3	The Platreef and its Mineralisation	37
	7.2	Waterberg Group /Bushveld Complex Age Relationship		38
	7.3	Project Geology		39
		7.3.1	Stratigraphy	45
		7.3.2	Structure	47
	7.4	Mineralised Zones/Layers		47

8	Deposit Types			52

9	Exploration			53
	9.1	Current Exploration		53
		9.1.1	Surface Mapping	53
		9.1.2	Geochemical Soil Sampling	54
	9.2	Geophysical Surveys		54
		9.2.1	Property Airborne Gravity Gradient and Magnetics	56
		9.2.2	Ground Gravity	59
	9.3	Coffey: Technical Review		60

10	Drilling			61
	10.1	Drilling in 2010		61
	10.2	Drilling in 2011 to 2013		61
	10.3	Drilling Quality		63
	10.4	Diamond Core Sampling		63
	10.5	Sample Recovery		64
	10.6	Sample Quality		64
	10.7	Interpretation of Results		64
	10.8	Coffey: Technical Review		65

11	Sample Preparation, Analyses and Security			66
	11.1	Core Handling		66
	11.2	Core Logging and Identification of Mineralized Layers		66
	11.3	Sampling Methodology		67

Waterberg Joint Venture and Waterberg Extension Projects
Amended and Combined Technical Report – 9 December 2013

Coffey Mining South Africa (Pty) Ltd

	11.4	Sample Quality and Sample Bias		69
	11.5	Supervision of Sample Preparation		69
	11.6	Sample Preparation		70
	11.7	Sample Security		70
	11.8	Chain of Custody		71
	11.9	Analytical Procedure		71
		11.9.1	Sample Preparation	71
		11.9.2	Precious Metal Determination	71
		11.9.3	Base metals Determination	72
		11.9.4	Laboratory QA/QC	72
	11.10	Adequacy of Procedures		72
	11.11	Coffey: Technical Review		72

12	Data Verification			73
	12.1	Accurate Placement and Survey of Borehole Collars		73
	12.2	Downhole Surveys		74
	12.3	Quality Assurance and Quality Control (QA/QC) Procedures and Results		74
		12.3.1	Standards	74
		12.3.2	Blanks	75
		12.3.3	Duplicates	75
		12.3.4	Assay Validation	75
	12.4	Adequacy of Sampling Procedures, Security and Analytical Procedures		75
	12.5		Quality Control	76
		12.5.1	Standards	77
		12.5.2	Blanks	79
		12.5.3	Duplicates	79
		12.5.4	Referee Analysis	79
	12.6	Data Quality Summary		79

13	Mineral Processing and Metallurgical Testing			80

14	Mineral Resource Estimates			81

	14.1	Methodology		81
		14.1.1	T - Zone Estimation	81
		14.1.2	F - Zone Estimation	82
	14.2	Statistical Analysis: Raw Data		88
	14.3	Density		89
	14.4	Compositing		89
	14.5	Descriptive Statistics: Composites		90
	14.6	Outlier Analysis		93

Waterberg Joint Venture and Waterberg Extension Projects
Amended and Combined Technical Report – 9 December 2013

Coffey Mining South Africa (Pty) Ltd

	14.7	Block Model Development		93

		14.7.1	T - Zone	93

		14.7.2	F – Zone	93

	14.8	Mineral Resource Estimate		94

		14.8.1	T – Zone	94

		14.8.2	F – Zone	94

	14.9	Search Criteria		97
	14.10	Cut off Grades		97
	14.11	Classification		98
	14.12	Mineral Resource Reporting		99

15	Adjacent Properties			104

	15.1	The Pan Palladium/Impala Platinum JV		104
	15.2	Mogalakwena Mine		104
	15.3	Akanani Project		104
	15.4	Boikgantsho Project		104
	15.5	Harriet’s Wish and Aurora Projects		105
	15.6	Platreef Project (Ivanplats)		105

16	Other Relevant Data and Information			106

17	Interpretation and Conclusions			107

18	Recommendations			109

19	References			111

Waterberg Joint Venture and Waterberg Extension Projects
Amended and Combined Technical Report – 9 December 2013

Coffey Mining South Africa (Pty) Ltd

List of Tables
___________________________________

Table 1 – Waterberg Project Mineral Resource Estimate (2 September 2013)	11

Table 4.2_1 – Summary of Mineral Exploration and Mining Rights (South Africa)	19

Table 4.3_1 – Summary of Waterberg JV Project Prospecting Rights	20

Table 4.3_1 – Summary of Waterberg Extension Project Prospecting Rights	21

Table 6.3.1_1 – Waterberg Project Mineral Resource Estimate (1 September 2012)	29

Table 6.3.2_1 – Waterberg Project Mineral Resource Estimate (1 February 2013)	30

Table 7.4_1 – Length of Borehole Core Within Each Rock Code	51

Table 10.7_1 – Mineralised Intersections (F- Zone) from Boreholes on Waterberg Extension Project	64

Table 12.5_1 – Summary of the Number of Control Samples	76

Table 12.5_2 – Summary of Certified Reference Standards Used	77

Table 14_1 – Summary of the Mineral Resource Estimate data	81

Table 14.2_1 – Descriptive Statistics on the Layer Assay Data	88

Table 14.5_1 – Descriptive Statistics on the Layer Composite Data	91

Table 14.7.1_1 – Summary of the Block Model details	93

Table 14.7.2_1 – Summary of Block Model Details	94

Table 14.9_1 – Sample Search Parameters	97

Table 14.11_1 – Confidence Levels of Key Criteria	98

Table 14.12_1 – Waterberg Project Mineral Resource Estimate (31 January 2013)	100

Table 18_1 – Waterberg JV Project: Recommended Engineering and Exploration Budget	109

Table 18_2 – Waterberg Extension Project: Recommended Exploration Budget	110

Waterberg Joint Venture and Waterberg Extension Projects
Amended and Combined Technical Report – 9 December 2013

Coffey Mining South Africa (Pty) Ltd

List of Figures
___________________________________

Figure 1.4_1 – Geology of the Waterberg JV Project	5

Figure 1.4_2 – Geology of the Waterberg Extension Project	6

Figure 4.1_1 – Location of the Waterberg Project Properties	17

Figure 4.3_1 – Locations of the Waterberg Project Properties	22

Figure 4.4_1 – Schematic Diagram of the Holdings of the Waterberg Project	24

Figure 5.3_1 – Photograph looking towards the Eastern side of the Waterberg Project	26

Figure 7.1_1 – Geological map of the Bushveld Complex showing the location of the Waterberg Projects	32

Figure 7.1.1_1 – Generalised Stratigraphic Column of Rustenburg Layered Suite	34

Figure 7.1.2_1 – General Geology of the Northern Limb of the Bushveld Complex	35

Figure 7.1.2_2 –Geology of the Northern Limb showing the Various Footwall Lithologies	36

Figure 7.3_1 – Geology of the Waterberg Project	41

Figure 7.3_2 – Section Showing Geology at Waterberg Extension Project, South Area	42

Figure 7.3_3 – Geology of the Waterberg Extension Project	44

Figur 7.3.1_1 – General Stratigraphy of the Waterberg Projects	46

Figure 7.4_1 – Stratigraphy of the Mineralised Layers	48

Figure 9.1.2_1 – Locations of Geochemical Sampling and Geophysical Traverses	55

Figure 9.2.1_1 – Airborne Gradient Gravity and Magnetic survey Flight Lines	57

Figure 9.2.1_2 –Airborne Gradient Gravity Plot with Interpreted Bushveld Complex Edge	58

Figure 9.2.1_3 – Airborne Total Field Magnetics Plot with Interpreted Bushveld Complex Edge	59

Figure 10.2_1 – Location of Boreholes on the Waterberg JV Project	62

Figure 10.2_2 – Location of Boreholes on the Waterberg Extension Project	63

Figure 11.1_1 – Photograph of an Example of Borehole Marking	67

Figure 11.3_1 – Photograph of Core Cutting	68

Figure 11.3_2 – Photograph of an Example of Sampling Methodology	69

Figure 12.1_1 – Permanent Borehole Beacon	73

Figure 14.1.1_1 – A Geological Interpretation for the T - Zone	82

Figure 14.1.2_1 – A Geological Interpretation for the T - Zone	83

Figure 14.1_1 – Area Underlain by the T- Layer and F - Zone	85

Waterberg Joint Venture and Waterberg Extension Projects
Amended and Combined Technical Report – 9 December 2013

Coffey Mining South Africa (Pty) Ltd

Figure 14.1_2 – Isometric views of the Structural Model for the T- Layer and F - Zone	87

Figure 14.5_1 – Summary of Statistics for the Composites of Each Layer	90

Figure 14.5_2 – Histograms of the Composites for Each Layer	92

Figure 14.8.2_2 – Plan showing the Facies Distribution for the F - Zone	96

Figure 14.12_1 – Delineated Area of Each Layer	101

List of Appendices
___________________________________

Appendix A – Authors Certificate	1

Waterberg Joint Venture and Waterberg Extension Projects
Amended and Combined Technical Report – 9 December 2013

Coffey Mining South Africa (Pty) Ltd

1	SUMMARY

1.1	Introduction

Coffey Mining (South Africa) Pty Limited (Coffey) has been requested by Platinum Group Metals (Pty) Ltd (PTM), on behalf of Platinum Group Metals Ltd, the issuer, to complete an amended and combined Independent Technical Report on the Waterberg Joint Venture (JV) Project and the Waterberg Extension Project, two adjoining projects targeting a previously unknown extension to the northern limb of the Bushveld Complex and may have the potential for Platinum Group Metals (PGMs), gold and base metals (Cu, Ni). This report complies with disclosure and reporting requirements set forth in the Toronto Stock Exchange Manual, National Instrument 43-101 Standards of Disclosure for Mineral Project (NI 43-101), Companion Policy 43-101CP to NI 43- 101, and Form 43-101F1 of NI 43-101.

This report reviews the geology, the exploration activities and the mineral resource estimation on the Waterberg JV Project and updates on exploration activities on the Waterberg Extension Project based on documentation related to the projects and discussions with project management up to the date of this report.

1.2	Project Area and Location

The Waterberg JV Project and Waterberg Extension Project are adjoining Projects that cover an area along the strike length of the previously unknown northward extension of the Bushveld Complex.

Waterberg JV Project

The Waterberg JV Project is some 85km north of the town of Mokopane (formerly Potgietersrus). The project consists of registered Prospecting Right number LP 30/5/1/1/2/ 1265 PR in respect of the following properties: Kirstenspruit 351LR, Niet Mogelyk 371LR, Carlsruhe 380LR, Bayswater 370LR, Disseldorp 369LR, Ketting 368LR and Goedetrouw 366LR.

The license area is a contiguous area of 255km2 centred at 23°22'01" S 28°49'42" E. The current prospecting right expired on the 1st September 2012. An application together with the required supporting documentation for the renewal of the current prospecting right for a further period of three years commencing on the 2nd September 2012 to 1st September 2015 was filed and duly acknowledged by the Regional Manager, Limpopo Region, Department of Mineral Resource (DMR). PTM has a prospecting right which allows it to apply for the conversion of the current prospecting right into a mining right within the renewal period of three years.

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Waterberg Extension Project

The southern boundary of the Waterberg Extension Project is located some 85km north of the town of Mokopane, Limpopo Province. The project currently consists of registered Prospecting Right number LP30/5/1/1/2/10804PR, LP30/5/1/1/2/10805PR and LP30/5/1/1/2/10810PR. The area of the prospecting rights covers 488.86km2 and extends some 35km from north to south and 28km from east to west. Additional Prospecting Licenses covering an area of 330.56km2 adjoining the currently issued rights have been accepted by the Department of Mineral Resource (DMR).

The granted prospecting rights are centred on Latitude 23° 14′ 00”S, Longitude 28° 55′ 00”E. The current prospecting rights are set to expire in five years at which point PTM is allowed to apply to the Regional Manager, Limpopo Region, DMR for the conversion of the current prospecting rights into mining rights within that renewal period of three years.

1.3	Geological Setting, Deposit Type and Mineralisation

PGM-dominated deposits occur in large layered intrusions, such as the Bushveld Complex (South Africa), the Stillwater Complex (Montana) and the Great Dyke (Zimbabwe). The Waterberg JV and Extension Projects are located on the northern limb of the Bushveld Complex. The 2,060 million year old Bushveld Complex, with a total extent of approximately 66,000km2 , is the world’s largest zoned mafic intrusions. The mafic rocks of the Bushveld Complex host zones rich in PGM, chromium and vanadium, and constitute the largest known resource of these metals. In addition, nickel and copper are generally associated with the PGMs and are significant by- products.

The mafic rocks are collectively termed the Rustenburg Layered Suite (RLS) and have been divided into five zones known as the Marginal, Lower, Critical, Main and Upper Zones.

The Critical Zone is characterised by regular rhythmic layering of cumulus chromite within pyroxenites, anorthosites, norites and olivine-rich rocks. It hosts virtually all the economic mineralisation encountered in the Bushveld Complex.

The first economically significant cycle from a PGM perspective is the UG2 Chromitite Layer. The two uppermost cycles of the Critical Zone are the Merensky and Bastard cycles. The former is of great economic importance as it contains at its base the PGM-bearing Merensky Reef. In the western part of the Bushveld Complex, several metres below the Merensky Reef, a unit known as the Pseudo Reef occurs and is known to be mineralised with PGMs.

In the Northern Limb, the Platreef mineralisation occurs proximal to the basal contact of the Bushveld Complex with the country rock, typically as a thicker zone (up to 30m thick) containing disseminated sulphides. Where the Bushveld Complex is in contact with the Archaean granite and sediments of the Transvaal Supergroup floor rocks, the Platreef is developed. The contact between the RLS and footwall rocks in the northern limb is transgressive, with the Platreef in contact with progressively older rocks of different lithologies from south to north.

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Coffey Mining South Africa (Pty) Ltd

The Platreef is a series of pyroxenites and norites, containing xenoliths/rafts of footwall rocks. It is irregularly mineralised with PGM, Cu and Ni. The Platreef (senso stricto) has a strike extent of some 30km, whereas Platreef-style mineralisation occurs over the 110km strike length of the northern limb (Kinnaird et al, 2005). The Platreef varies from 400m thick in the south of the northern limb to <50m in the north. The overall strike is northwest or north, with dips 40–45° to the west at surface with the dip becoming shallower down dip. The overall geometry of the southern Platreef appears to have been controlled by irregular floor topography.

The Waterberg JV Project and Waterberg Extension Project appear to be on strike along an extension of the Bushveld Complex. The mineralisation has a different setting and metal ratio to the Platreef.

1.4	Local Geology

The drilling programmes by PTM on the Waterberg JV Project and Waterberg Extension Project have identified an extension to the Bushveld Complex beneath the sedimentary rocks of the Proterozoic Waterberg Group which is covered by a veneer of Quaternary sand. Further north, the Waterberg Group thickens to more than 760m and typically displays a downward coarsening with pebble beds and conglomerates towards the base.

The PGM mineralisation at the Waterberg JV Project and the Waterberg Extension Project is hosted in modified felsic rocks: gabbros, anorthosites as well as pyroxenites, troctolites, harzburgites and norite of the Bushveld Complex. Layers of PGM mineralisation are generally accompanied by significant concentrations of base metal sulphides, with pyrrhotite and chalcopyrite being dominant over pentlandite.

A geological model was developed for the project area based on the data from the various boreholes, structural interpretation from aerial photographs and geophysics (Figures 1.4_1 and 1.4_2). A general dip of 34º - 38º towards the northwest is observed from borehole core for the layered units intersected on the Waterberg property within the Bushveld Package. However, some blocks may be tilted at different angles depending on structural and /or tectonic controls. Generally the Bushveld package strikes southwest to northeast.

The field relationships in the vicinity of the Waterberg JV Project and Waterberg Extension Project were noted to indicate that the Bushveld Complex is unconformably overlain by the sandstones of the Setlaole Formation of the Waterberg Group, which is post-Bushveld in age. The core drilling undertaken by PTM shows that an angular unconformity exists between the Waterberg Group and underlying Bushveld Complex. The nature of the relationship between the Waterberg Group and the Bushveld Complex is confirmed as having no bearing on the presence of mineralization in the gabbros (T - or F - Zones).

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1.5	Exploration Status

The Waterberg JV Project is more advanced in exploration status and includes a compliant Inferred Mineral Resource estimate. The Waterberg Extension Project is at an early exploration stage that was subsequently initiated on the interpreted strike extension of the Bushveld Compex from the Waterberg JV Project.

Waterberg JV Project

Previous mineral exploration activities were limited due to the extensive sand cover and the understanding that the area was underlain by the Waterberg Group. Surface mapping has been undertaken but it is noted that most of the area surrounding the Waterberg Mountains is covered by Waterberg sands. Mapping in these areas has provided no information as the Bushveld Complex is sub outcropped below Waterberg sediments.

In March 2010 (two north-south sampling lines) and later during December 2011 and January 2012 (two additional north-south lines), geochemical soil sampling was undertaken. A total of 601 samples, of which 255 were soil samples, 277 stream sediment samples and 79 rock chip samples, were collected.

Approximately 60 lines of geophysical survey for 488 line km using gravity and magnetics were traversed in March 2010. A second phase of Geophysical Survey was also conducted on the farm Ketting from August 2011 to September 2011.

Anomalous soil results in platinum group metals in areas that were thought, in the regional mapping, to be covered by thick sediments younger than the Bushveld Complex, provided initial interest to the property. The geochemistry added to the geophysical results which suggested a Bushveld Complex extension in the property area, potentially at reasonable depth. Based on the exploration combined with the target generation, diamond drilling commenced in 2010. The drilling confirmed the presence of the rocks of the Bushveld Complex. Exploration has thus been largely driven by drilling. The relationship between the Bushveld Complex and Waterberg Group is the subject of discussion between PTM and geologists from various universities. The age of the rocks of the Bushveld Rocks relative to the sedimentary cover is not considered critical to the geological model of the mineralized rocks in the Bushveld Complex.

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Figure 1.4_1

Geology of the Waterberg JV Project

Goedetrouw
Ketting
Waterberg
Borehole Drilling & Geology
PLATINUM GROUP METALS
Legend

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Coffey Mining South Africa (Pty) Ltd

Figure 1.4_2

Geology of the Waterberg Extension Project

SOUTH MARGINAL ZONE
Interpreted Eastern Edge of Bushveld
WATERBERG GROUP COVER ROCK
Petranella Shear
Matok Shear
SOUTH MARGINAL ZONE
Hout River Shear Zone
North Limb Bushveld Complex
KAAPVAAL CRETON
N
LEGEND
Waterberg Extension Property
Waterberg Extension Borehole Location
Adjacent Waterberg Borehole Location
GEOLOGY
Dolorite Dykes
Dolorite Dykes (negative magnetism)
Granodiorite Sill
Interpreted eastern edge of Bushveld Complex
North Limb of the Bushveld Complex
Platreef
Major Shears accociated with the South Marginal Zone
SCALE
5 km
South Africa Projections WGS84, Guass-Kruger LO29 WGS grid in metres

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Waterberg Extension Project

Previous mineral exploration activities were limited due to the extensive sand cover and the understanding that the area was underlain by the Waterberg Group. Surface mapping has been undertaken but it is noted that most of the area surrounding the Waterberg Mountains is covered by Waterberg sands. Mapping in these areas has provided no information as the Bushveld Complex is sub outcropped below Waterberg sediments.

PTM contracted FUGRO Airborne Surveys (Pty) Ltd. to conduct airborne FALCON® gravity gradiometry and total field magnetic survey in April 2013. The target for the surveys was the interpreted edge sub-outcropping of the denser Bushveld Complex to which the Waterberg Group sediments form the regional hanging wall. The survey was flown on 100m and 200m line spacing and was comprised of 2306.16 line kilometres of Airborne Gravity Gradiometry (AGG) data and 2469.35 line kilometres of magnetic and radiometric data. The total extent of the survey covered approximately 30km2 of interpreted Bushveld Complex edge within the Waterberg JV Project and Waterberg Extension Project areas. Modeling of the data suggests that there may be a northeast and north trending continuity to the Bushveld Complex rocks on the Waterberg Extension Project which may have the potential to host PGM mineralization.

Later in September 2013 nine ground gravity traverses were completed by Geospec Instruments (Pty) Ltd along roads and tracks. The survey lines were designed to traverses across the projected edge of the Bushveld Complex on the Waterberg Extension Project in the same area covered by the airborne survey as ground confirmation of the airborne results. The two surveys were compared and there was acceptable correlation between gravity data sets. In planning the ground survey, one control line over the known Bushveld Complex edge, at the point where it projected from the adjacent Waterberg JV Project was completed in order to acquire a signature profile over a known source with which to compare the remaining regional lines. The interpretation of the linked ground gravity profiles suggests that there may be a northeast trending continuity to the Bushveld Complex rocks.

The drilling confirmed the presence of the rocks of the Bushveld Complex. Exploration has thus been largely driven by drilling. The relationship between the Bushveld Complex and Waterberg Group is the subject of discussion between PTM and geologists from various universities. The age of the rocks of the Bushveld Complex relative to the sedimentary cover is not considered critical to the geological model of the mineralized rocks in the Bushveld Complex.

Ground exploration work undertaken includes geological mapping and ground verification of the geology presented in various government and academic papers. The major faults and South Marginal Zone geology described was confirmed to exist within the property. Contact relations with the Bushveld Complex were not seen due to the Waterberg cover rock and quaternary sand deposits.

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1.5.1	Drilling

The management of the drilling programmes. Logging and sampling have been undertaken from the same facility at Marken, Limpopo Province, South Africa.

Drilled core is cleaned, de-greased and packed into metal core boxes by the drilling company. The core is collected from the drilling site on a daily basis by a PTM geologist and transported to the coreyard by PTM personnel. Before the core is taken off the drilling site, core recovery and the depths are checked. Core logging is done by hand on a pro-forma sheet by qualified geologists under supervision of the Project Geologist.

Waterberg JV Project

Based on the target generation and the results of the geochemical sampling and geochemical surveys, two boreholes were initially drilled between July and October 2010 on the farm Disseldorp 369LR. A total of 1934.77m was drilled for the first two boreholes in 2010. Drilling resumed in 2011 on the farm Ketting. The geological information revealed by this borehole lead to the extension of the drilling campaign in 2012 and 2013.

At the drilling cut-off date for the mineral resource estimate (2 September 2013), a total of 128,505m had been drilled with 111 boreholes being completed. The drilling cut-off was the completion of WB0111. No further drilling has taken place on the Waterberg JV Project.

Drilled core is cleaned, de-greased and packed into metal core boxes by the drilling company. The core is collected from the drilling site on a daily basis by a PTM geologist and transported to the coreyard by PTM personnel. Before the core is taken off the drilling site, core recovery and the depths are checked. Core logging is done by hand on a pro-forma sheet by qualified geologists under supervision of the Project Geologist.

Waterberg Extension Project

Based on the strike projections from the Waterberg JV Project, modelling of regional government data, detailed airborne gradient gravity and total field magnetic responses along with ground gravity confirmation, drill targets were generated and drilling commenced in October 2013 on the farm Early Dawn 369LR. Diamond drilling continues with five drill machines. PGM results for five boreholes have been received at the effective date of this report.

1.5.2	Sample Preparation

The sampling methodology accords with PTM protocol based on industry best practice. The quality of the sampling is monitored and supervised by a qualified geologist. The sampling is done in a manner that includes the entire potentially economic unit.

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1.5.3	Analysis

For the present database, field samples have been analyzed by two different laboratories: the primary laboratory is currently Set Point laboratories (South Africa). Genalysis (Australia) is used for round robin test work to confirm the accuracy of the primary laboratory.

Samples are received, sorted, verified and checked for moisture and dried if necessary. Each sample is weighed and the results are recorded. Rocks, rock chips or lumps are crushed using a jaw crusher to less than 10mm. The samples are then milled for 5 minutes in a Labtech Essa LM2 mill to achieve a fineness of 90% less than 106μm, which is the minimum requirement to ensure the best accuracy and precision during analysis.

Samples are analysed for Pt (ppb), Pd (ppb) Rh (ppb) and Au (ppb) by standard 25g lead fire- assay using a silver collector. After pre-concentration by fire assay the resulting solutions are analysed using ICP-OES (Inductively Coupled Plasma–Optical Emission Spectrometry).

The base metals (copper, nickel, cobalt and other base metals) are analysed using ICP-OES (Inductively Coupled Plasma – Optical Emission Spectrometry) after a four acid digestion. This technique results in “almost” total digestion.

The drilling, sampling and analytical aspects of the project are considered to have been undertaken to industry standards. The data is considered to be reliable and suitable for mineral resource estimation.

1.5.4	Quality Control and Quality Assurance

PTM have instituted a complete QA/QC programme including the insertion of blanks and certified reference materials as well as referee analyses. The programme is being followed and is considered to be to industry standard. The data is as a result, considered reliable.

1.6	Mineral Resources

The mineral resource estimate is confined to within the Waterberg JV Project Area. There has been insufficient drilling on the early exploration stage Waterberg Extension Project to define a mineral resource estimate.

This report presents the previously reported Mineral Resource Estimate from the report by Lomberg, KG and Goldschmidt, A (2 September 2013) titled; “Revised and Updated Mineral Resource Estimate for the Waterberg Platinum Project, South Africa”.

Mineral resources have been declared for the T- and F - Zone mineralisation on the property Ketting 368LR and Goedetrouw 366LR of the Waterberg JV Project.

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The data that formed the basis of the estimate are the boreholes drilled by PTM which consisted of geological logs, the borehole collars, the downhole surveys and the assay data. The area where each layer was present was delineated after examination of the intersections in the various boreholes.

The data was used to define the characteristics of the various layers based on their geochemical signatures. However, it was necessary to check the procedure against the core. As a result a validation was undertaken on the core with the intention of finding diagnostic features to identify the layers directly from the core. This was successfully achieved for the T - Zone but due to the pervasive alteration, proved too difficult in the F - Zone. The F - Zone was therefore distinguished based on its stratigraphic position at the base of the magmatic sequence and on geochemical data.

All the intersections were checked on the core to ensure that the layer designation was true to the core and consistent for all the deflections from a borehole. These cuts formed the basis of the Mineral Resource Estimate. The cuts were also defined based on the geology, a marginal cut off grade of 0.01g/t PGM and a minimum thickness of 2m. Basic statistics were undertaken on the data noting that the data was clustered due to the number of deflections for each borehole.

Data from the drilling completed by PTM in the estimate consists of intersections from 111 boreholes. Each drillhole was examined for completeness in respect of data (geology, sampling, collar) and sample recovery prior to inclusion in the estimate.

The borehole intersections were composited for Pt, Pd, Au, Cu and Ni. A common seam block model was developed into which the estimate was undertaken. An inverse distance weighted (power 2) estimate was undertaken using the 3D software package CAE Mining Studio™.

Coffey considers that the mineralisation of the various layers should be classified as an Inferred Mineral Resource. The data is of sufficient quality and the geological understanding and interpretation are considered appropriate for this level of mineral resource classification.

Geological loss of 12.5% was estimated based on the knowledge of this type of deposit. The geological losses are made up of areas where the layers are absent due to faults, dykes and mafic/ultramafic pegmatites.

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Table 1 Waterberg JV Project- Mineral Resource Estimate 2 September 2013
	Strati- graphic Thick- ness	Tonnage Mt	Pt (g/t)	Pd (g/t)	Au (g/t)	2PGE+ Au (g/t)	Pt:Pd:Au	2PGE+ Au (koz)	Cu (%)	Ni (%)
T1 (Cut-off=2g/t)	2.30	8.5	1.04	1.55	0.47	3.06	34:51:15	842	0.17	0.10
T2	3.77	39.2	1.16	2.04	0.84	4.04	29:51:21	5,107	0.18	0.10
T Total	3.38	47.7	1.14	1.95	0.77	3.86	30:51:20	5,948	0.18	0.10
F (Cut-off=2g/t)		119.0	0.91	1.98	0.13	3.02	30:65:4	11,575	0.07	0.17
Total		166.7	0.98	1.97	0.32	3.26	30:60:10	17,523	0.10	0.15
Content (koz)			5,252	10,558	1,715

Mineral resources which are not mineral reserves do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, marketing, or other relevant issues.

The quantity and grade of reported Inferred Mineral Resources in this estimate are conceptual in nature. There is no guarantee that all or any part of the Mineral Resource will be converted to a Mineral Reserve.

The independent Qualified Person responsible for the mineral resource estimate in this report and summarized in Table 1 is Kenneth Lomberg.

Kenneth Lomberg, a geologist with some 28 years’ experience in mine and exploration geology, resource and reserve estimation and project management in the minerals industry (especially platinum and gold). He is a practising geologist registered with the South African Council for Natural Scientific Professions (Pr.Sci.Nat.) and is independent of Platinum Group Metals Ltd as that term is defined in Section 1.5 of the Instrument.

Waterberg Extension Project

A mineral resource estimate has not been declared for the Waterberg Extension Project. There is insufficient drilling completed to support a resource estimate.

1.7	Interpretation and Conclusions

Exploration has confirmed the presence of Bushveld Rocks under the Waterberg Group rocks. Exploration confirmed the presence of mineralisation. Elevated PGM concentrations have been identified in mineralised zones/layers consistent with layered magmatic sulphide

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Waterberg JV Project

The significant increase in inferred mineral resource from the previous estimate and the delineation of the thicker “Super F” within the F - Zone shows advancement in the understanding of the geology of the Waterberg JV Project.

It was possible to determine and declare a mineral resource for the identified mineralised layers. A preliminary review of the revenue and cost parameters to confirm that the mineral resource “has reasonable prospects for economic extraction”(SAMREC, 20009), was undertaken as part of the mineral resource estimation process. The continuity of the mineralised layers between the 111 boreholes allowed for the resource estimate to be made over a length of 5.5km and given the nature of the mineralisation. The mineralisation is considered open down-dip and along strike.

It is recommended that drilling continue to test the extent of the mineralized zones.

It is further recommended that a Preliminary Economic Assessment (PEA) utilizing the mineral resource be undertaken to determine the initial economics of the deposit. The PEA may increase the confidence of depth and grade cut-offs used in future mineral resource estimations.

It is also recommended to advance the geological confidence in the deposit through detailed logging and refined modelling.

Waterberg Extension Project

Exploration on the Waterberg Extension Project has confirmed the presence of Bushveld Rocks under the Waterberg Group. Exploration drilling has confirmed the presence of the continuation of the mineralised F - Zone along strike from the adjacent Waterberg JV Project. Elevated PGM concentrations have been identified in mineralised zones/layers consistent with layered magmatic sulphide deposits and displays characteristics of a geological setting, including the ration of precious metals that differs from other locations in the Bushveld Complex.

An interpretation of the position of the Bushveld Complex was made after modelling of data from airborne gradient gravity and magnetics, regional magnetics and ground gravity surveys. The three methods of interpretation all indicate that the Bushveld Complex continues in a northeast to northerly arc from the known position from drilling in the southern area of the Project.

The continuity of geological features and mineralised layers between the nine boreholes completed to the effective date of this report allowed for geological modelling relative to geophysical data in order to continue the exploration drilling along the interpreted northward modelled edge of the Bushveld Complex. The mineralisation is considered open down-dip and along strike.

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It is recommended that drilling continue on the Waterberg Extension Project to test the extent of the Bushveld Complex sequence for the continuation of the mineralized zones. It is further recommended to initiate infill drilling on a 250m x 250m grid to support a Mineral Resource Estimate in the areas where mineralization of sufficient grade and width has been intercepted in the step out drilling.

The results of exploration work and diamond drilling on the Waterberg Extension Project warrant a recommended Budget for the continued exploration of Waterberg Extension Project of Cnd$20M.

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2	INTRODUCTION

2.1	Scope of the Report

Coffey Mining (South Africa) Pty Limited (Coffey) has been requested by Platinum Group Metals (Pty) Ltd (PTM), on behalf of Platinum Group Metals Ltd, the issuer, to complete an Amended and Combined Independent Technical Report combining theWaterberg Joint Venture (JV) Project and the Waterberg Extension Project, two adjoining projects targeting a previously unknown extension to the northern limb of the Bushveld Complex which may have the potential for Platinum Group Metals (PGMs), gold and base metals (Cu, Ni). This report complies with disclosure and reporting requirements set forth in the Toronto Stock Exchange Manual, National Instrument 43- 101 Standards of Disclosure for Mineral Project (NI 43-101), Companion Policy 43-101CP to NI 43-101, and Form 43-101F1 of NI 43-101.

This report reviews and updates the geology, the exploration activities and the mineral resource estimation on the project areas based on documentation related to the project, and discussions with project management up to 9 December 2013.

2.2	Principal Sources of Information

The sources of information and data include both public domain data (conventional publications, “Open File” and Internet) and information gathered or otherwise acquired by PTM, which are not generally available in the public domain. Where possible, published and/or generally available data on “Open File” in the Council of Geoscience, Pretoria, South Africa, was used.

The public domain sources and documents that were supplied by PTM are listed in Section 19 - References.

2.3	Qualifications and Experience

Coffey is an integrated Australian-based consulting firm, which has been providing services and advice to the international mineral industry and financial institutions since 1987. Coffey, previously RSG Global, has maintained a fully operational office at Accra in Ghana since 1996, providing an operational base for consulting and contracting assignments throughout the West African region. An additional African office was established in Johannesburg, South Africa, in 1999 to support expanding activities within southern and eastern portions of the continent. In 2007 an office was established in Lusaka, Zambia to provide consulting services to the Zambian mineral industry.

The following person was nominated to the project team and his specific areas of responsibility are shown below. The qualifications and appropriate experience of the author are detailed in the attached Authors’ Certificates. Mr K G Lomberg visited the Waterberg JV site on 16-18 April 2012, 16–18 August 2012, 21–22 August 2012, 13-15 January 2013 and 24 - 25 July 2013 and the Waterberg Extension site on 8 November

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PTM personnel on site facilitated the technical review by providing documentation, overview presentations, field visits, access to the exploration and drilling already completed, and access to project databases.

The overall amended report was compiled by Mr Lomberg.

Kenneth Lomberg, Principal Consultant Resources, Coffey – Southern Africa

Project management, site visits, geological review and interpretation, mineral resource estimation, report preparation.

Mr Lomberg has the relevant experience to the type of deposit and resource estimation that is the subject of this report. Mr Lomberg has done consultant work on various projects on the Bushveld Complex including Aurora, Kransplaats, Bokoni Mine, Mecklenburg, Smokey Hills, Kalplats, Garatau, Kennedy’s Vale, Kalkfontein, Blue Ridge Mine, Eland Mine, Western Bushveld Joint Venture (WBJV), Palmietfontein, Stellite, Townlands and Tharisa. Mr Lomberg has assisted with approximately 15 of the estimated 20 Junior Platinum Exploration and Mining Companies in South Africa. These assignments have ranged from listings documents, Due Diligences, CPRs, ITRs, feasibility studies, NI43-101 compliant resource estimations and valuations.

2.4	Independence

Neither Coffey, nor the key personnel nominated for the completed and reviewed work, have any material interest in PTM or its mineral properties. The proposed work, and any other work done by Coffey for PTM, is strictly in return for professional fees. Payment for the work is not in any way dependent on the outcome of the work, or on the success or otherwise of PTM’s own business dealings. As such there is no conflict of interest in Coffey undertaking the Independent Qualified Person’s Report as contained in this document.

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3	RELIANCE ON OTHER EXPERTS

This report was prepared as a National Instrument 43-101 Technical Report, in accordance with Form 43-101F1, for Platinum Group Metals (Pty) Ltd (PTM), on behalf of Platinum Group Metals Ltd, the issuer, by Coffey Mining (South Africa) Proprietary Limited (Coffey). The quality of information and conclusions contained herein is consistent with the level of effort involved in Coffey’s services and based on:

i)	information available at the time of preparation by PTM,

ii)

Previously completed and filed technical report on the resource estimate titled: “Revised and Updated Mineral Resource Estimate for the Waterberg Platinum Project, South Africa” dated 2 September 2013.

iii)	third party technical reports prepared by Government agencies and previous tenements holders, along with other relevant published and unpublished third party information, and

iv)

the assumptions, conditions and qualifications set forth in this report. This report is intended to be used by PTM, subject to the terms and conditions of its contract with Coffey. This contract permits PTM to file this report as a Technical Report with Canadian Securities Regulatory Authorities pursuant to National Instrument 43-101, Standards of Disclosure for Mineral Projects. Any other use of this report by any third party is at that party’s sole risk.

A final draft of this report was provided to PTM, along with a written request to identify any material errors or omissions, prior to lodgement.

Neither Coffey, nor the authors of this report, are qualified to provide extensive comment on legal facets associated with ownership and other rights pertaining to PTM’s mineral properties described in Section 4. Coffey did not see or carry out any legal due diligence confirming the legal title of PTM to the properties.

Similarly, neither Coffey nor the authors of this report are qualified to provide extensive comment on environmental issues associated with PTM’s mineral properties, as discussed in Section 4.

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4	PROPERTY DESCRIPTION AND LOCATION

4.1	Property Description and Location

The Waterberg JV Project is some 85km north of the town of Mokopane (formerly Potgietersrus) (Figure 4.1_1). The project consists of a prospecting license to the following properties: Kirstenspruit 351LR, Niet Mogelyk 371LR, Carlsruhe 380LR, Bayswater 370LR, Disseldorp 369LR, Ketting 368LR and Goedetrouw 366LR. The prospecting license area (LP 30/5/2/1/1/ 1265 PR) is a contiguous area of 255km2 centred at 23°22'01" S 28°49'42" E.

The southern boundary of the Waterberg Extension Project is located some 85km north of the town of Mokopane (formerly Potgietersrus) (Figure 4.1_1). At the effective date of this report the project consists of prospecting rights LP 30/5/1/1/2/ 10804PR, LP 30/5/1/1/2/ 10805PR and LP 30/5/1/1/2/ 10810PR that combined cover a contiguous area of 488.86km2 centred at Latitude 23° 14′ 00”S, Longitude 28° 55′ 00”E.

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4.2	Mining Tenure

A summary of the mineral exploration and mining rights regime for South Africa is provided in Table 4.2_1. It should be noted that PTM have a prospecting right which allows them should they meet the requirements in the required time, to have the sole mandate to file an application for the conversion of the registered prospecting right to a mining right.

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Table 4.2_1 Summary of Mineral Exploration and Mining Rights (South Africa)

South Africa		Mineral Exploration and Mining Rights
Mining Act	:	Mineral and Petroleum Resources Development Act, No. 28 of 2002 (Implemented 1 May 2004)
State Ownership of Minerals	:	State custodianship
Negotiated Agreement	:	In part, related to work programmes and expenditure commitments.
Mining Title/Licence Types
Reconnaissance Permission	:	Yes
Prospecting Right	:	Yes
Mining Right	:	Yes
Retention Permit	:	Yes
Special Purpose Permit/Right	:	Yes
Small Scale Mining Rights	:	Yes
Reconnaissance Permission
Name	:	Reconnaissance Permission
Purpose	:	Geological, geophysical, photo geological, remote sensing surveys. Does not include “prospecting”, i.e. does not allow disturbance of the surface of the earth.
Maximum Area	:	Not limited.
Duration	:	Maximum 2 years.
Renewals	:	No and no exclusive right to apply for prospecting right.
Area Reduction	:	No.
Procedure	:	Apply to Regional Department of Mineral Resources.
Granted by	:	Minister.
Prospecting Right
Name	:	Prospecting Right.
Purpose	:	All exploration activities including bulk sampling.
Maximum Area	:	Not limited.
Duration	:	Up to 5 years.
Renewals	:	Once, for 3 years.
Area Reduction	:	No.
Procedure	:	Apply to Regional Department of Mineral Resources.
Granted by	:	Minister.
Mining Right
Name	:	Mining Right.
Purpose	:	Mining and processing of minerals.
Maximum Area	:	Not limited.
Duration	:	Up to 30 years.
Renewals	:	Yes, with justification.
Procedure	:	Apply to Regional Department of Mineral Resources.
Granted by	:	Minister.

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4.3	License Status

The Waterberg JV Project and Waterberg Extension Project are defined by licence boundaries with differing status and ownership structure.

Waterberg JV Project

The Waterberg JV Project consists of three Prospecting Rights covering a total area of 254.84km2 . Platinum Group Metals (RSA) (Pty) Ltd, the majority-owned subsidiary of Platinum Group Metals Ltd, was granted the original Prospecting Right (LP 30/5/1/1/2/ 1265 PR) with effect from the 2 September 2009 to the 1 September 2012 for a period of three years for the Waterberg JV Project. The Prospecting Right was duly registered in Mineral Titles and Registration Office Pretoria on the 11 July 2011 under registration number MPT (Table 4.3_1 and shown in Figure 4.3_1). An application for the extension of the Prospecting Right for a further three years, as provided for in the MPRDA, was accepted by the Regional Manager prior to 1 September 2012.

Table 4.3_1 Waterberg JV Project Summary of the Waterberg JV Project’s Registered Prospecting Rights

Registered Prospecting Right	Prospecting Right Reference	Expiry Date	Commodities	Area km2

Platinum Group Metals (RSA) Pty Ltd	LP30/5/1/1/2/1265PR	1 Sept 2012*	PGM, Au, Cr, Ni, Cu, Mo, Rare Earths, Ag, Co, Zn, Pb	152.5696
	LP 30/5/1/1/2/10667 PR	1 Oct 2018	PGM, Au, Cr, Ni, Cu Fe, V	62.8905
	LP 30/5/1/1/2/10668 PR	1 Oct 2018	PGM, Au, Cr, Ni, Cu Fe, V	39.3791
TOTAL				254.8392
* An application for an extension for 3 years has been filed in accordance with the MPRDA

The prospecting right covers the properties Disseldorp 369LR, Kirstenspruit 351LR, Bayswater 370LR, Niet Mogelyk 371LR and Carlsruhe 390LR (Figure 4.3 _1), and an additional amended prospecting right which includes the property Ketting 368LR and Goedetrouw 366LR.

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Two additional prospecting rights (LP 30/5/1/1/2/10667PR and LP 30/5/1/1/2/10668PR) were granted on 2 October 2013. These have a five year period to the expiry date of 1 October 2018.

Waterberg Extension Project

Platinum Group Metals (RSA) (Pty) Ltd, the majority-owned subsidiary of Platinum Group Metals Ltd, was granted Prospecting Rights LP30/5/1/1/2/10804PR, LP30/5/1/1/2/10805PR and LP30/5/1/1/2/10810PR for a period of five years (488.86km 2) (Table 4.3 _2 and Figure 4.3 _2).

Table 4.3_1 Waterberg Extension Project Summary of the Waterberg Extension Project’s Registered Prospecting Right

Registered Prospecting Right Holder	Prospecting Right Reference	Expiry Date of Grant	Commodities	Area km2

Platinum Group Metals (RSA) Pty Ltd	LP30/5/1/1/2/10804PR	1/10/2018	PGM, Au, Cr, Ni, Cu Fe, V	269.616
	LP 30/5/1/1/2/ 10805 PR	1/10/2018	PGM, Au, Cr, Ni, Cu Fe, V	177.348
	LP 30/5/1/1/2/ 10810 PR	22/10/2018	PGM, Au, Cr, Ni, Cu Fe, V	41.899
TOTAL				488.863

In addition, the application for prospecting rights to two additional areas (LP30/5/1/1/2/10806PR and LP30/5/1/1/2/11286PR) (330.56km 2), have been submitted and have been accepted by the DMR. If granted, these two prospecting rights will be added to the Waterberg Extension Project.

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Figure 4.3_1

Locations of the Waterberg Project Prospecting Rights

Waterberg JV and Waterberg Extension Locality Plan
PLATINUM GROUP METALS
Legend
Waterberg Extension Granted Licenses
Section 102 Application Addition to License 10805PR - Waterberg Extension Project
Waterberg Extension Applied for Prospecting Right
Waterberg JV Project Prospecting Rights
10805PR
10810PR
10804PR
Waterberg JV Project
LR
LS
0
5
10
20
Kilometers

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4.4	Holdings Structure

The Waterberg JV Project and the Waterberg Extension Project are managed and explored under the direction of separate technical committees and are currently planned for separate development according to the needs, requirements and objectives of the two distinct ownership groups.

Waterberg JV Project

PTM initially held a 74% share in the project with Mnombo Wethu (Pty) Ltd (Mnombo), a BEE partner, holding the remaining 26% share (Figure 4.4_1).

In October 2009, PTM entered an agreement with the Japanese Oil, Gas and Metals National Corporation (JOGMEC) and Mnombo whereby JOGMEC may earn up to a 37% interest in the project for an optional work commitment of US$3.2 million over 4 years, while at the same time Mnombo is required to match JOGMEC's expenditures on a 26/74 basis. If required, the Company agreed to loan Mnombo their first $87,838 in project funding. JOGMEC has completed the expenditure of their earn-in amount.

On November 7, 2011 the Company entered into an agreement with Mnombo whereby the Company will acquire 49.9% of the issued and outstanding shares of Mnombo in exchange for cash payments totalling R 1.2 million and paying for Mnombo's 26% share of project costs to feasibility. When combined with the Company's 37% direct interest in the Waterberg JV Project (after JOGMEC earn-in), the 12.974% indirect interest to be acquired through Mnombo will bring the Company's effective project interest to 49.974%.

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During 2012, PTM made application to the DMR to acquire three additional prospecting rights adjacent to the west (one property of 3,938 ha), north (one property of 6,272 ha) and east (one property of 1,608 ha) of the existing Waterberg JV Project. Upon grant by the DMR, these three new prospecting rights covering a total of 118km2 became part of the existing joint venture with JOGMEC and Mnombo, bringing the total area in the joint venture to 255km2 .

Waterberg Extension Project

PTM holds a direct 74% share in the Waterberg Extension Project with Mnombo Wethu (Pty) Ltd (Mnombo), a BEE partner, holding the remaining 26% share.

On November 7, 2011 the Company entered into an agreement with Mnombo whereby the Company will acquire 49.9% of the issued and outstanding shares of Mnombo in exchange for cash payments totalling R 1.2 million and paying for Mnombo's 26% share of project costs to feasibility. When combined with the Company's 74% direct interest in the Waterberg Extension Project, the 12.974% indirect interest to be acquired through Mnombo will bring the Company's effective project interest to 86.974%.

4.5	Royalties and Agreements

Coffey is not aware of any royalties, back-in rights, payments or other encumbrances that could prevent PTM from carrying out its plans or the trading of its rights to its license holdings at the Waterberg JV Project and Waterberg Extension Project.

4.6	Environmental Liabilities

All environmental requirements on the properties are subject to the terms of a current Environmental Management Plan (EMP) approved by the Department of Minerals Resources (DMR) prior to commencement of work on the properties. All rehabilitation of drillhole sites and access roads required in terms of this EMP has been completed or are on-going. In addition the required deposits into the approved environmental rehabilitation trust in respect of related potential liabilities are up to date. There are no other environmental liabilities on the properties.

All the necessary permissions and permits in terms of the environmental liabilities have been obtained. There are no known encumbrances of an environmental nature that may restrict the exploration of the properties.

4.7	Legal Access

PTM has consulted with the community and received permissions to access the land where it holds Prospecting Permit licenses.

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5	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

5.1	Access

The shared boundary of the Waterberg JV Project and Waterberg Extension Project is located some 85km north of the town of Mokopane (formerly Potgietersrus) in Seshego, Bochum and Mokerong, districts of the Limpopo Province. Mokopane provides a full spectrum of local and urban infrastructure.

The Waterberg JV Project is situated some 13.5km from the N11 national road that links Mokopane with the Grobblers Bridge border post to Botswana. The current drilling area is some 32km from the N11 National Road. Access to the area from the national road is by unpaved roads that are generally in a reasonable condition.

The Waterberg Extension Project is situated some 18.5km from the N11 national road that links Mokopane with the Grobblers Bridge border post to Botswana. The current drilling area is some 38km to 45km from the N11 National Road. Access to the area from the national road is by unpaved roads that are generally in a reasonable condition.

5.2	Climate

The climate is semi-arid with moderate winter temperatures and warm to hot in the summer. The majority of the 350-400mm of average annual rainfall occurs in the period November to March. Climatic conditions have virtually no impact on potential mining operations in the project area. Mining and exploration activities can continue throughout the year.

5.3	Physiography

The project area to the west and east is relatively flat but the area in the central part of the project area is more mountainous with some steep near vertical cliffs and an elevation difference of 160 - 200m (Figure 5.3_1) The lowest point in the project area is at 880m amsl and the highest point at 1,365m amsl. The drilling has been undertaken on the eastern flat area with an elevation of approximately 1,000m amsl. The area is farmed by the local people who grow crops on a limited scale and farm various cattle. The vegetation is typically bushveld vegetation. The Seepabana river cuts across the southwestern side of the Waterberg JV Project area from east to west joining the Molagakwena river which flows north into the Glen Alpine dam. The remainder of the area has non-perennial rivers.

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5.4	Local Resources and Infrastructure

Mining services and recruitment are readily available from Mokopane which has a long history of mining with the Mogalakwena Mine, formerly Potgietersrus Platinum Mine (Anglo Platinum), situated north of the town. Furthermore, drilling contractors, mining services and consultants are readily sourced within the greater Gauteng area.

Power, sewage and water infrastructure are poorly developed in this area. The infrastructural requirements of a mine would require additional planning to provide suitable infrastructure to the site. The current activity in the area is in the form of local people undertaking small scale farming on a subsistence basis for cattle and crops. The major restriction is water although the Glen Alpine dam is located 2km to the northwest of the project area and 23km northwest of the area of current activity and 10km to the west of the Waterberg Extension Project.

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6	HISTORY

Waterberg JV Project

The Waterberg JV Project is a part of a group of exploration Projects that came from a regional target initiative of the Company over the past two years. Platinum Group Metals targeted this area based on its own detailed geophysical, geochemical and geological work along trend, off the north end of the mapped North Limb.

Waterberg Extension Project

The permit for the Waterberg Extension Project properties was applied for based on the initial findings on the adjacent Waterberg JV Project combined with an analysis of publicly available regional government geophysical data that showed an arching NNE tend to the signature of the interpreted edge of the Bushveld Complex.

6.1	Ownership History

PTM developed the exploration concept for the Waterberg JV Project and filed for a prospecting right application which was granted in 2009. In October 2009, the Company entered an agreement with JOGMEC and Mnombo whereby JOGMEC may earn up to a 37% interest in the project for an optional work commitment of US$3.2 million over 4 years on the Waterberg JV Project only. It is a condition that over the same time period Mnombo is required to match JOGMEC's expenditures on a 26/74 basis. If required, the Company agreed to loan Mnombo their first $87,838 in project funding. JOGMEC completed their earn-in expenditure in 2012. This only applies to the Waterberg JV Project. JOGMEC has no interest or association with the Waterberg Extension Project.

On November 7, 2011 the Company entered into an agreement with Mnombo whereby the Company will acquire 49.9% of the issued and outstanding shares of Mnombo in exchange for cash payments totalling R 1.2 million and paying for Mnombo's 26% share of project costs to feasibility. When combined with the Company's 37% direct interest in the Waterberg JV Project (after JOGMEC earn-in), the 12.974% indirect interest to be acquired through Mnombo will bring the Company's effective project interest to 49.974%.

The Waterberg Extension Project Licences were applied for separately and at a later date with PTM having a direct 74% interest and Mnombo retaining the remaining 26%.

6.2	Exploration History

Previous work that has been conducted over the property was the regional mapping by the Council for Geoscience as presented on the 1:250,000 scale – Map No 2328 – Pietersburg. This sheet is the published geological map of the area and the basis for the metallurgical sheets, as well as regional aeromagnetic and gravity surveys that now form part of the public domain dataset.

There is no publically available detailed exploration history available for the area. As a result of the cover on the Bushveld Complex there is no record of specific exploration for platinum group metals and the extensive exploration for platinum group metals on the Platreef targets to the south did not extend this far north. There are undocumented reports of a borehole through the Waterberg Group into the Bushveld Complex on a farm immediately north of the Waterberg JV Project and immediately west of the Waterberg Extension Projects.

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The original exploration models for the property involved a potential for paleo placer at the base of the Waterberg Group sediments or an embayment to the west. Both of these models have been discarded with the current discovery and drilling data showing a strike to the north northeast.

At the drilling cut off date for the mineral resource estimate (2 September 2013) and specifically confined to the Waterberg JV Project a total of 128,505m of core had been drilled. NQ core size (47.6mm) has been drilled. The results of 111 boreholes were available for the mineral resource estimate and thus constitute the database for the mineral resource estimate. A basic 250mx250m drilling grid has been used to place the boreholes where possible.

6.3	Mineral Resource History – Waterberg JV Project

6.3.1	September 2012

The initial mineral resource was declared for the T- and F - Zone mineralisation and is confined to only the property Ketting 368LR of the Waterberg JV Project. Data from the drilling completed by PTM to September 2012 were used to undertake a mineral resource estimate from over 58 intersections representing 27 boreholes. The data and the geological understanding and interpretation was considered of sufficient quality for the declaration of an inferred mineral resource classification. The resource estimate has been classified based on the criteria set out in Table 6.3.1_1. This estimate was presented in a NI 43-101 in September 2012 by Mr KG Lomberg, entitled “Exploration Results and Mineral Resource Estimate for the Waterberg Platinum Project, South Africa. (Latitude 23° 21′ 53”S, Longitude 28° 48′ 23”E)”.

The borehole intersections were composited for Pt, Pd, Au, Cu and Ni. A common seam block model was developed into which the estimate was undertaken. An inverse distance weighted (power 2) was undertaken using the 3D software package CAE Mining Studio™.

Geological loss of 25% was estimated based on the knowledge of the deposit. The geological losses are made up of areas of where the layers are absent due to faults, dykes, potholes and mafic/ultramafic pegmatites.

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Table 6.3.1_1 Waterberg JV Project- Mineral Resource Estimate; 1 September 2012
	Strati- graphic Thick- ness	Tonnage Mt	Pt (g/t)	Pd (g/t)	Au (g/t)	2PGE+Au (g/t)	Pt:Pd:Au	2PGE+Au (koz)	Cu (%)	Ni (%)
T1	2.85	10.49	0.77	1.27	0.51	2.55	30:50:20	863	0.17	0.10
T2	3.46	16.25	1.10	1.82	0.92	3.84	29:47:24	2,001	0.18	0.09
T Total	3.19	26.74				3.33	29:48:23	2,864
FH	4.63	18.10	0.80	1.48	0.09	2.37	34:62:4	1,379	0.03	0.12
FP	5.91	23.20	1.01	2.00	0.13	3.14	32:64:4	2,345	0.04	0.11
F Total	5.27	41.30				2.80	31:57:12	3,724
Total	4.19	68.04	0.94	1.71	0.37	3.01		6,588
Content (koz)			2,049	3,733	806	-

6.3.2	February 2013

An updated mineral resource was declared for the T- and F - Zone mineralisation and confined to only the properties Ketting 368LR and Goedetrouw 366LR of the Waterberg JV Project. Data from the drilling completed by PTM to February 2013 were used to undertake a mineral resource estimate from 207 intersections representing 40 boreholes. The data and the geological understanding and interpretation was considered of sufficient quality for the declaration of an inferred mineral resource classification. The resource estimate has been classified based on the criteria set out in Table 6.3.2_1. This estimate was presented in a NI 43-101 in February 2013 by Mr KG Lomberg, entitled “Revised and Updated Mineral Resource Estimate for the Waterberg Platinum, South Africa. (Latitude 23° 21′ 53”S, Longitude 28° 48′ 23”E)”.

The borehole intersections were composited for Pt, Pd, Au, Cu and Ni. A common seam block model was developed into which the estimate was undertaken. An inverse distance weighted (power 2) was undertaken using the 3D software package CAE Mining Studio™.

Geological loss of 25% was estimated based on the knowledge of the deposit. The geological losses are made up of areas of where the layers are absent due to faults, dykes, potholes and mafic/ultramafic pegmatites.

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Table 6.3.2_1 Waterberg JV Project- Mineral Resource Estimate; 1 February 2013
	Strati- graphic Thick- ness	Tonnage Mt	Pt (g/t)	Pd (g/t)	Au (g/t)	2PGE+ Au (g/t)	Pt:Pd:Au	2PGE +Au (koz)	Cu (%)	Ni (%)
T1	2.58	4.33	0.91	1.37	0.52	2.80	32:49:19	390	0.21	0.11
T2	4.08	25.46	1.07	1.87	0.78	3.72	29:50:21	3,045	0.17	0.09
T Total	3.76	29.78	1.05	1.79	0.75	3.59	29:50:21	3,435	0.18	0.09
FH	4.02	7.19	1.09	2.37	0.20	3.66	30:65:6	847	0.10	0.22
FP	5.46	55.95	1.01	2.10	0.14	3.25	31:65:4	5,838	0.06	0.16
F Total	5.24	63.15	1.02	2.13	0.15	3.29	31:65:4	6,685	0.06	0.17
Total	4.63	92.93	1.03	2.02	0.34	3.39	30:60:10	10,120
Content (koz)			3,071	6,040	1,009

6.4	Production History

There has been no production from the Waterberg JV Project or Waterberg Extension Project.

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7	GEOLOGICAL SETTING AND MINERALISATION

7.1	Regional and Local Setting

The stable Kaapvaal and Zimbabwe Cratons in southern Africa are characterised by the presence of large mafic to ultramafic layered complexes, the best known of which are the Great Dyke in the Zimbabwe Craton and the Bushveld and Molopo Complexes in the Kaapvaal Craton. By far the largest, best-known and economically most important of these is the Bushveld Complex (Figure 7.1_1), which was intruded about 2,060 million years ago into rocks of the Transvaal Supergroup, largely along an unconformity between the Magaliesberg quartzite of the Pretoria Group and the overlying Rooiberg felsites. The total estimated extent of the Bushveld Complex is some 66,000 km2 , of which about 55% is covered by younger formations. The mafic rocks of the Bushveld Complex host layers rich in Platinum Group Metals (PGM), chromium and vanadium, and constitute the world's largest known resource of these metals.

The Waterberg JV Project and Waterberg Extension Project are situated off the northern end of the previously known northern limb, where the mafic rocks have a different sequence to those of the eastern and western limbs. Furthermore the Bushveld rocks transgress the Transvaal Supergroup from the Smelterskop and Magaliesberg formations in the south to the ironstones of the Penge formation further north, the dolomites of the Malmani Subgroup, and eventually resting on the Turfloop granite in the north (Vermaak and Van der Merwe, 2000).

The Bushveld Complex in the Waterberg JV Project and Waterberg Extension Project area has intruded across a pre-existing craton scale lithological and structural boundary between two geological zones. The known North Limb has a north south orientation to the edge contact that makes an abrupt strike change to the northeast coincident with projection of the east-west trending Hout River Shear system, a major shear that marks the southern boundary of the South Marginal Zone (SMZ). The SMZ is a 3500Ma aged compressional terrain formed within the Kaapvaal Craton during the collision with the Zimbabwe Craton. It is comprised of granulite facies granitic gneiss, amphibolitic gneiss, minor quartzite. Within the SMZ there are several major shears that trend parallel the Hout River Shear (van Reenen, 1992) and trend through the Waterberg Extension Project area (Figure 7.1_1). The footwall to the Bushveld on Waterberg Extension Project is interpreted to be comprised of facies of the SMZ.

The geology of the northern limb of the Bushveld Complex is characterised by the existence of the platiniferous Platreef which was first described by Van der Merwe (Van der Merwe, 1976). The Platreef is typically a wide pyroxenite hosted zone (up to 100s of metres), of elevated Cu and Ni mineralisation with associated anomalous PGM concentrations. The sulphide mineralisation is typically pyrrhotite, chalcopyrite and pentlandite. It has been postulated that the interaction with the basement rocks and in particular the dolomites has been instrumental in the formation of the mineralisation (Vermaak and Van der Merwe, 2000).

The Waterberg JV Project and Waterberg Extension Project are an extension of the Northern Limb of the Bushveld Complex. The mineralised layers are considered have a different setting to the Platreef.

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7.1.1	Bushveld Complex Stratigraphy

The mafic rocks (collectively termed the Rustenburg Layered Suite (RLS)) can be divided into five zones known as the Marginal, Lower, Critical, Main and Upper Zones from the base upwards (Figure 7.1.1_1).

The Marginal Zone is comprised of generally finer grained rocks than those of the interior of the Bushveld Complex and contains abundant xenoliths of country rock. It is highly variable in thickness and may be completely absent in some areas and contains no known economic mineralisation.

The Lower Zone is dominated by orthopyroxenite with associated olivine-rich cumulates in the form of harzburgites and dunites. The Lower Zone may be completely absent in some areas.

The Critical Zone is characterised by regular and often fine-scale rhythmic, or cyclic, layering of well-defined layers of cumulus chromitee within pyroxenites, olivine-rich rocks and plagioclase- rich rocks (norites, anorthosites etc). The economically important PGM deposits are part of the Critical Zone.

The Critical Zone hosts all the chromitite layers of the Bushveld Complex, of which up to 14 have been identified. The first important cycle is the Upper Group Chromitite Layer (UG1 Chromitite Layer and UG2 Chromitite Layer). The UG1 Chromitite Layer, which is lower unit, consists of a chromitite layer and underlying footwall chromitite layers

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Underlying the UG Chromitite Layers are the Middle Group Chromitite Layers which consists of four groups of chromitite layers over an overall thickness of 15 – 80m.

The two uppermost units of the Critical Zone are the Merensky and Bastard units. The former is also of great economic importance as it contains at its base the PGM-bearing Merensky Reef, a feldspathic pyroxenitic assemblage with associated thin chromitite layers that rarely exceeds 1m in thickness. The top of the Critical Zone is generally defined as the top of the robust anorthosite (the Giant Mottled Anorthosite) that forms the top of the Bastard cyclic unit.

The Critical Zone may be subdivided into the Upper and Lower Critical Zones based on the last appearance of cumulus feldspar. This boundary is considered to be between the Upper and Middle Group Chromitite Layers.

The economically viable chromite reserves of the Bushveld Complex, most of which are hosted in the Critical Zone, are estimated at 68% of the world's total, whilst the Bushveld Complex also contains 56% of all known platinum group metals. The Merensky Reef, which developed near the top of the Critical Zone, can be traced along strike for 280km and is estimated to contain 60,000t of PGM to a depth of 1,200m below surface. The pyroxenitic Platreef mineralisation, north of Mokopane (formerly Potgietersrus), contains a wide zone of more disseminated style platinum mineralisation, along with higher grades of nickel and copper than occur in the rest of the Bushveld Complex.

The well-developed Main Zone consists of norites grading upwards into gabbronorites. It includes several mottled anorthosite layers in its lower sector and a distinctive pyroxenite layer two thirds of the way up, termed the Pyroxenite Marker.

The base of the overlying Upper Zone is defined by the first appearance of cumulus magnetite above the Pyroxenite Marker. In all, 25 layers of cumulus magnetite punctuate the Upper Zone, the fourth (Main Magnetite layer) being the most prominent. This is a significant marker, some 2m thick, resting upon anorthosite, and is exploited for its vanadium and titanium content in the eastern and western limbs of the Bushveld Complex.

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7.1.2	The Northern Limb

The northern limb is a slightly sinuous, north-west striking sequence of igneous rocks of the Bushveld Complex with a length of 110km and a maximum width of 15km (Figures 7.1.2_1 and 7.1.2_2). It is generally divided up into three different sectors namely the Southern, Central and Northern sectors which have characteristic footwalls:-

•	The Southern Sector is characterised by a footwall of the Penge Formation of the Transvaal Supergroup

•	The Central Sector generally has a footwall of Malmani Subgroup and

•	The Northern Sector has a footwall consisting of Archaean granite

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Figure 7.1.2_1

28°45'E
29°00'E
29°15'E
23°30'S
23°45'S
24°00'S
24°15'S
LEGEND
Dolerite
BUSHVELD IGNEOUS COMPLEX
UPPER ZONE
MAIN ZONE
Platreef
CRITICAL ZONE
Chromitite
LOWER ZONE
TRANSVAAL SUPERGROUP
Fault
0
10 km

Source: Sharman-Harris (2006)

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Figure 7.1.2_2

NORTHERN SECTOR
CENTRAL SECTOR
SOUTHERN SECTOR
N
Drenthe
Overysel
Molendraai
Zwartfontein
Sandsloot
Vaalkop
Tweefontein
Rietfontein
Turfspruit
Uitloop
Macalacaskop
Townlands
Volspruit
MOKOPANE
Main Zone
Platreef
Satellite pyroxenites
Timeball Hill Fm.
Duitschland Fm.
Penge Fm.
Malmani Subgroup
Granitic Basement
Faults
0 1 2 3 4 5 km

Source: Sharman-Harris (2006)

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7.1.3	The Platreef and its Mineralisation

In the northern limb of the Bushveld Complex, the Lower and the Critical Zones of the Bushveld Complex are poorly developed. Where the Bushveld Complex is in contact with the Archaean granite and sediments of the Transvaal Supergroup floor rocks the Platreef is developed. The contact between the RLS and footwall rocks in the northern limb is transgressive, with the Platreef in contact with progressively older rocks of different lithologies from south to north.

The Platreef is a series of pyroxenites and norites, containing xenoliths/rafts of footwall rocks. It is irregularly mineralised with PGM, Cu and Ni. The Platreef (senso stricto) has a strike extent of some 30km, whereas Platreef-style mineralisation occurs over the 110km strike length of the northern limb (Kinnaird et al, 2005). The Platreef varies from 400m thick in the south of the northern limb to <50m in the north. The overall strike is northwest or north, with dips 40–45° to the west at surface with the dip becoming shallower down dip. The overall geometry of the southern Platreef appears to have been controlled by irregular floor topography.

The Platreef is also highly geochemically variable unit, with research suggesting that lateral variations in the geochemistry of the Platreef are the result of interaction with and incorporation of different types of footwall rock. The Platreef consists of a complex assemblage of pyroxenites, serpentinites and calc-silicates. The nature of these rocks is related to interaction of the Bushveld magma with the lime-rich floor rocks which resulted in the formation of abundant lime-rich minerals (calc-silicates) as well as the serpentinisation of the overlying pyroxenites. Base metal and PGM concentrations are found to be highly irregular, both in value as well as in distribution. The mineralisation in places reaches a thickness of up to 40m.

Lithologically, the southern Platreef is heterogeneous and more variable than sectors further north and, although predominantly pyroxenitic, includes dunites, peridotites and norite cycles with anorthosite in the mid to upper portion. Zones of intense serpentinisation may occur throughout the package. Country rock xenoliths, <1,500m long, are common. In the south these are typically quartzites and hornfelsed banded ironstones, shales, mudstones and siltstones whereas further north dolomitic or calcsilicate xenoliths also occur.

Faults offset the strike of the Platreef: a north–south, steeply dipping set is predominant with secondary east-northeast and east-southeast sets dipping 50–70°S. The fault architecture was pre-Bushveld and also locally controlled thickening and thinning of the succession.

Although the major platinum group minerals consist of PGM tellurides, platinum arsenides and platinum sulphides, there appears to be a link between the rock type and the type of platinum group minerals with the serpentinites being characterised by a relative enrichment in sperrylite (PtAs2 ), the upper pyroxenites generally being characterised by more abundant PGM sulphides and alloy (Schouwstra et al 2000). PGM alloys typically dominate the mineralisation closer to the floor rocks. Sulphides may reach >30% in some intersections. These are dominated by pyrrhotite, with lesser pentlandite and chalcopyrite, minor pyrite and traces of a wide compositional range of sulphides. The presence of massive sulphides is localised, commonly, but not exclusively towards the contact with footwall metasedimentary rocks. The magmatic sulphides are disseminated or have a net-texture with a range of a few microns to 2cm sized grains. Much of the sulphide mineralisation is associated with intergranular plagioclase, or quartz-feldspar symplectites, along the margins of rounded cumulus orthopyroxenes. The PGMs in the southern sector occur as tellurides, bismuthides, arsenides, antimonides, bismuthoantimonides and complex bismuthotellurides. PGM are rarely included in the sulphides but occur as micron-sized satellite grains around interstitial sulphides and within alteration assemblages in serpentinised zones. The Pt:Pd ratio ±1 with the PGM concentration not necessarily linked to either the sulphur or

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In the southern sector, mineralised zones have grades of 0.1–0.25% Cu and 0.15–0.36% Ni.

7.2	Waterberg Group /Bushveld Complex Age Relationship

The age relationship of the Waterberg Group and the Bushveld Complex was re-examined as a result of this data.

Conventional understanding is that the Bushveld Complex is dated at 2,060Ma. The Waterberg Group is dated at 1,879 – 1,872Ma based on dolerite intrusions into the upper strata. Other references in the literature are made to the relationship:

•	An unconformity resting on rocks including the Bushveld granites and mafic rock of the Bushveld (Barker et al, 2006)

•	The Swaershoek Formation which is at the base of the Nylstroom Subgroup is reported to be deposited penecontemporaneous with the Bushveld granites (Barker et al, 2006)

•	The Nebo Granite which are recognised to form the roof to the Bushveld

•

The SHRIMP U-Pb dating of the Waterberg Group suggests that quartz porphyry lavas near the base have ages between 2,054±4Ma and 2,051±8Ma. It has been interpreted that sedimentation begun immediately after the intrusion of the Bushveld Complex (Dorland et al., 2006).

In this context the relationship has been examined by Prof TS McCarthy of The University of the Witwatersrand (October 2012). The field relationships in the vicinity of the Waterberg JV Project were noted to indicate that the Bushveld Complex is unconformably overlain by the sandstones of the Setlaole Formation of the Waterberg Group, which is post-Bushveld in age. The core drilling undertaken by PTM shows that an angular unconformity exists between the Waterberg Group and underlying Bushveld Complex.

The contact between the Waterberg Group and the weathered Bushveld Complex has been observed in the borehole core to generally be sharp. In several of the drill intersections, conglomerate and grit horizons are developed on the contact and appear to contain altered magnetite, suggesting the development of placer mineralization. If present, such mineralization is likely to be channelized, as the basal deposits appear to be fluvial. The unusual contact zone between the two rock units was examined by Prof McCarthy and is interpreted as a palaeosol (fossilized soil) developed on the Bushveld gabbros. Features in the palaeosol are reminiscent of modern weathering of Bushveld rocks were observed. The weathering is considered typically spheroidal in character and culminates in a very fine-grained upper black turf layer (vertisol), corresponding to the ‘shale’ in the drill intersections. This contact is currently the subject of study to better determine the relation and mechanism of development.

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The nature of the relationship between the Waterberg Group and the Bushveld Complex is confirmed as having no bearing on the presence of mineralization in the gabbros (T or F layers) (McCarthy, 2012).

Further to this Prof McCarthy observes that the northern extremity of the Northern Limb of the Bushveld Complex contains a well developed Platreef horizon, but in addition has mineralization developed in the Upper Zone. The T - Zone has a high Cu/Ni ratio and is Pd and Au dominated. Sulphides similar to this have been described previously from the Upper Zone, but occur in very small quantities, suggesting that atypical conditions pertain in the project area (McCarthy, 2012). In addition, the layered sequence in the north is underlain by quartzite which appears to be a correlative of the upper Pretoria Group. This being the case, Prof McCarthy considers that there is the potential for the development of a fairly extensive Bushveld sub-basin beneath the Waterberg which is also supported by a local gravity high in the area.

7.3	Project Geology

The Waterberg JV and Waterberg Extension Projects are adjoining projects located along the strike extension of the Bushveld Complex

Waterberg JV Project

The Waterberg JV Project consists predominantly of the Bushveld Main Zone gabbros, gabbronorites, norites, pyroxenites and anorthositic rock types with more mafic rock material such as harzburgite and troctolites that partially grade into dunites towards the base of the package. In the southern part of the project area, Bushveld Upper Zone lithologies such as magnetite gabbros and gabbronorites do occur as intersected in borehole WB001 and WB002. The Lower Magnetite Layer of the Upper Zone was intersected on the south of the project property (Disseldorp) where borehole WB001 was drilled and intersected a 2.5m thick magnetite band.

A general dip of 34º - 38º towards the west is observed from borehole core for the layered units intersected on Waterberg property within the Bushveld Package. However, some blocks may be tilted at different angles depending on structural and /or tectonic controls. And generally the Bushveld package strikes south-west to north-east

The Bushveld Upper Zone is overlain by a 120m to 760m thick Waterberg Group which is a sedimentary package predominantly made up of sandstones, and within the project area the two sedimentary formations known as the Setlaole and Makgabeng Formations constitute the Waterberg Group. The Waterberg package is flat lying with dip angles ranging from to 2º to 5º.

The base of the Bushveld Main Zone package is marked by the presence of a transitional zone that constitutes a mixed zone of Bushveld and altered sediments/quartzites before intersecting the Transvaal Basement Quartzite and Metasediments.

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Structurally, the area has abundant intrusives in form of thick dolerite, diorite and granodiorite sills or dykes predominantly in the Waterberg package. A few and thin sills or dykes were intersected within the Bushveld package. Faults have been interpolated from the aerial photographs, geophysics and sectional interpretation and drilling. The faults generally trend (east-west across the property and some are north-west and south-west trending (Figure 7.3 _1).

Waterberg Extension Project

The project geology in the southern portion of the Waterberg Extension Project appears to be similar to the adjoining Waterberg JV Project to the southwest. However, due to the widely spaced drilling further north on the Waterberg Extension Project there is limited information on the nature of the Bushveld stratigraphy.

Borehole intercepts to date of the Bushveld Complex at the Waterberg Extension Project consists predominantly of Main Zone gabbros, gabbronorites, norites, pyroxenites and anorthositic rock types with more mafic rock material such as harzburgite and troctolites that partially grade into dunites towards the base of the package. In the southern part of the project area, Bushveld Upper Zone lithologies such as magnetite gabbros and gabbronorites have not been noted in drill core to date but given the geometry of the intrusive suite may sub-crop below Waterberg sediment rock further west on the Property.

A general dip of the layers in the Bushveld Complex rocks of 25º - 38º towards the west is observed from the geometry from borehole logging (Figure 7.3 _2). However, some blocks may be tilted at different angles depending on structural and /or tectonic controls. Generally the Bushveld layered package strikes south-west to north-east in the southern 5km part of the Project area and then appears to turn to a more north-south strike direction. This change in strike direction loosely corresponds to the western strike projection of a major shear within the South Marginal Zone.

The Bushveld Complex as intersected to date in the Project area is overlain by a minimum 300m of Waterberg Group which is a sedimentary package predominantly made up of sandstones. The two sedimentary formations known as the Setlaole and Makgabeng Formations constitute the Waterberg Group within the Project area. The Waterberg package is flat lying with dip angles ranging from to 2º to 5º.

The base of the Bushveld Main Zone package is marked by the presence of a transitional zone that constitutes a mixed zone of Bushveld with gneiss and/or altered sediments/quartzites before intersecting the Basement Gneiss, quartzite/ metasediments and lithologies of the South Marginal Zone mobile belt lithologies consisting of granulite facies gneiss, mafic gneiss and a later pegmatoidal pink granitoid. South Marginal Zone rocks are mapped on surface to within 1km east of the intrusive edge before being covered by Waterberg sedimentary rocks. The nature of the basement rock on the Waterberg Extension Project is currently being studied in the context of regional geology.

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Figure 7.3_1
Geology of the Waterberg JV Project

Waterberg
Borehole Drilling & Geology
Legend
Faults

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Structurally, faults have been interpolated from the aerial photographs, airborne geophysical surveys, geological interpretation from drilling and regional mapping projects (Van Reenen, 1992). The faults generally trend east-west across the property and some are north-west and south-west trending (Figure 7.3 _3). Two major shear zones from the South Marginal Zone project into the Project area; the Matok Shear and the Petronella Shear (Van Reenen. 1992). These structures were pre-existent to the intrusion of the Bushveld Complex and are interpreted to play a role in the geometry of the intrusive chamber and mineralized layers.

-7500
-7000
-2580950
-6500
Geological Section Looking North
WE-004
WE-006
MMA
MSE
Waterberg Sediments
500m
SILL
Dolerite Sill
SILL
FZN
Bushveld Main Zone
MZN
Basement Gneiss
FZN
F Zone
-7500
-7000
-2580950
-6500

There is a general increase in the freque ency of late intrusive rocks in form of dolerite, diorite and granodiorite dykes predominantly in the Waterberg package. A few and thin sills or dykes were intersected within the Bushveld package. The dolorite dykes have variable positive magnetic response and have been modelled in 3D form the detailed airborne magnetic data as being vertical to a minimum depth of 300m. Field mapping confirms the vertical nature of the dykes and recessive weathering nature on surface. The sills and dykes are of similar composition however the interrelation of the two is currently not known. Many of the east-west dykes appear to have exploited pre-existing structures such as major shears and faults.

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A flat lying granodiorite sill with average thicknesses of 80m appears to be exploiting the contact between the Bushveld Complex igneous rocks and the overlying Waterberg sedimentary rocks (Figure 7.3 _3). This sill as seen in borehole intercepts displays both an upper and lower chill margin indicating post Waterberg emplacement. The sill outcrops to the east of the projected edge of the Bushveld and forms low, flat top hills. Using the depth of the sill intersections in drilling and the surface outcrop pattern to the east there appears to be a kink in the dip of sill at or near the projected Bushveld edge that explains the vertical difference in the position of the sill between surface and downhole.

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Figure 7.3_3
Geology of the Waterberg Extension Project

SOUTH MARGINAL ZONE
Interpreted Eastern Edge of Bushveld
WATERBERG GROUP COVER ROCK
WE-002
WE-003
WE-004
WE-005
WE-006
WE-007
WE-008
WE-009
Petranella Shear
Matok Shear
SOUTH MARGINAL ZONE
North Limb Bushveld Complex
KAAPVAAL CRETON
Hout River Shear Zone
N
LEGEND
Waterberg Extension Property
Waterberg Extension Borehole Location
Adjacent Waterberg Borehole Location
GEOLOGY
Dolorite Dykes
Dolorite Dykes (negative magnetism)
Granodiorite Sill
Interpreted eastern edge of Bushveld Complex
North Limb of the Bushveld Complex
Platreef
Major Shears associated with the South Marginal Zone
SCALE
5 km
South Africa Projections WGS84, Guass-Kruger LO29 WGS grid in metres

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7.3.1	Stratigraphy

The initial phase of diamond exploration drilling (WB001 and WB002) on the Waterberg JV Project intersected Waterberg Group Sediments (sandstones) and Bushveld Upper Zone and Main Zone lithologies in the western portion of Disseldorp property. The follow-up drilling campaign revealed a generalised schematic stratigraphic section that has been adopted for use in this property as presented in Figure 7.3.1_1.

The initial phase of diamond exploration drilling on Waterberg Extension Project has intercepted similar stratigraphy to the adjacent and contiguous Waterberg JV Project to the south. Generally, the layers correlate well between the projects and at Waterberg Extension Project initial drilling has intersected Waterberg Group Sediments (sandstones) and Bushveld Complex Main Zone lithologies in the southern portion of the farm Early Dawn.

Floor Rocks

The floor rocks underlying the Transitional zone are predominantly granite gneiss hosting remnants of magnetite quartzite, metaquartzite, metapelites, serpentinites and metasediments. Some boreholes within the project area have shown dolerite intrusions within the floor rocks, such is borehole WB028. Pink granitic pegmatoid was noted in the Basement of one borehole on the Waterberg Extension Project..

Bushveld Complex

Igneous Bushveld Complex lithologies underlie the Waterberg Group starting with the Upper Zone and underlain by the Main Zone.

The Main Zone

The Main Zone which hosts the PGM mineralised layers in its cyclic sequences of mafic and felsic rocks, is 150m to 900m thick. It is predominantly composed of gabbronorite, norite, pyroxenite, harzburgite, troctolite with occasional anorthositic phases

Abundant alteration occurs in these lithologies including chloritisation, epidotisation and serpentinisation. Parts of the F - Zone are magnetic due to the serpentinisation of the olivines. The F - Zone forms the base of the Main Zone, and it is usually underlain by a transitional zone of intermixed lithologies such as metasediments, metaquartzite / quartzite, and Bushveld lithologies.

The Upper Zone

The south-western part of the project area (west of the farm Ketting towards farm Disseldorp) has a thick package of Upper Zone lithologies. The package in the project consists of magnetite gabbro, mela-gabbronorite and magnetite seams and may be as thick as 350m. Borehole WB001 on farm Disseldorp collared in Upper zone and drilled to the depth of 322m and while still in the Upper Zone intersected a 2.5m thick magnetite seam.

The appearance of the first non-magnetic mafic lithologies indicates the start of the underlying Main Zone.

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Figure 7.3.1_1

General Stratigraphy of the Waterberg Projects

PLATINUM GROUP METALS
Generalised Stratigraphy of the Waterberg Project Area
UNIT
LOG
m
DESCRIPTION
Overburden
0 - 20
Weathered Rock material
Waterberg Group Sediments
120 - 750
Makgabeng Formation – reddish purple coloured, thinly laminated sandstone
Setlaole Formation – medium to coarse grained purple red sandstone, mudstone and basal conglomerate
BUSHVELD Upper Zone
0 - 350
Magnetite Gabbros, Gabbronorite, and Cumulus Magnetite seams
BUSHVELD Main Zone
150 - 900
A sequence of Norite, Gabbros and Gabbronorites with occasional Anorthositic Phase underlying (AN – Layer)
T – Layer: hosted in a Pyroxenite (partial mineralisation)
A sequence of Gabbronorite, Norite and Gabbros with underlying Pyroxenitic band (T0 – Layer)
UPA – Upper Pegmatoidal Anorthosite / Pegmatoidal Gabbro
T1 – Mineralised Zone– Troctolite / Harzburgite / Harzburgitic Pyroxenite
LPA – Lower Pegmatoidal Anorthosite / Pegmatoidal Gabbro
LPP – Lower Pegmatoidal Pyroxenite
T2 – Mineralised Zone – Sulphides hosted in a Gabbronorite & Norite
T3 – Mineralised Zone – Partially mineralised Gabbronorite & Norite
A Thick Sequence of Gabbronorite, Norite, Gabbros and Gabbronorites with occasional alternating bands of Pyroxenites towards the bottom contact
F – Mineralised Zone - Predominatly troctolite and mineralised bands hosted in Harzburgitic and Pyroxenitic Bands named FH and FP Respectively
5 - 300
Transitional Zone – Mixed up lithologies : Granofels / Quartzites & metasediments
FOOTWALL
MetaQuartzite / Quartzite / Granite

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Waterberg Group

The Waterberg Sedimentary package occurs with mostly two formations within the project area i.e. the Makgabeng and Setlaole Formations. The whole package may have a thickness ranging from 120m to just over 760m. Generally the Waterberg Sedimentary package has shown thickens from the southwest and shallows towards the centre of the project area before thickening to the north of the east-west trending feature considered to be an erosional channel, through the middle part of the farm.

Setlaole Formation

This is the sedimentary formation underlying the Makgabeng Formation and sits at the base of the Waterberg Group sedimentary succession. It is this formation that overlies the Bushveld igneous rocks, and has been intersected in more than 90% of the boreholes within the project area.

Lithologically, the Setlaole Formation consists of medium to coarse grained sandstones and several mudstones and shales, that have a general purple colour and usually the package displays a coarsening down sequence. Towards the base of the formation, pebbles may be seen that will eventually appear to be forming conglomerates. The rocks are frequently intruded by dolerite and granodiorite sills. A red shale band of variable thickness is generally present at the base of the Setlaole Formation, below the basal conglomerate.

Makgabeng Formation

This sedimentary formation overlies the Setlaole Formation and is mostly exposed in the mountain cliffs in the northern part of the project area. The formation is composed of light- red coloured banded sandstone rocks and generally displays a horizontal inclination.

7.3.2	Structure

The Waterberg Sedimentary package has been intersected by numerous criss-crossing dolerite or granodiorite sills or dykes. These usually range from as thin as 5cm to as thick as 90m.

A major northwest-southeast trending fault has been inferred based on boreholes towards the southern part of the Ketting property. The fault throw is estimated to be approximately 300m. A further fault splay has also been interpreted on the south-eastern part of Ketting.

7.4	Mineralised Zones/Layers

PGM mineralisation within the Bushveld package underlying the Waterberg JV Project is hosted in two main layers: the ‘T- Zone’ and the ‘F – Zone’. The T - Zone is mainly composed of anorthosite, gabbroic pegmatoid, pyroxenite, troctolite, harzburgite, gabbronorite and norite. The F – Zone is hosted in a thick package of troctolite towards the base of the Main Zone and the mineralisation in this package concentrated in pyroxenitic / pegmatoidal pyroxenitic and harzburgitic bands. The mineralisation in the Waterberg JV Project area generally comprises sulphide blebs, net-textured to interstitial sulphides and disseminated sulphides within gabbronorite and norite, pyroxenite, harzburgite.

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PGM mineralisation within the Bushveld package underlying the Waterberg Extension Project has been intersected in one main package, the F – Zone. The F – Zone is hosted in a thick package of troctolite known as the F-Layer that sits towards the base of the Main Zone. The mineralisation in this package is concentrated in pyroxenitic / pegmatoidal pyroxenitic and harzburgitic bands. The mineralisation in the Waterberg Extension Project area generally comprises sulphide blebs, net-textured to interstitial sulphides and disseminated sulphides within gabbronorite and norite, pyroxenite, harzburgite.

Within the F - Zone, basement topography may have played a role in the formation of higher grade and thicknesses where embayments or large scale changes in magma flow direction facilitated the accumulation of magmatic sulphides. These areas are referred to by the Company as the “Super F” Zones where the sulphide mineralization is over 40m thick and within the defined areas average 3g/t to 4g/t 2PGE+Au. Layered magmatic sulphide mineralization is generally present at the base of the F - Zone. As with the T - Zone, the sub-outcrop of the F - Zone unconformably abuts the base of the Waterberg Group sedimentary rocks and trends northeast from the end of the known North Limb and dips moderately to the northwest.

The T - Zone includes a number of lithologically different and separate layers. These have been recognised in the drilling. However, with subsequent drilling, it has become clear that the most easily identifiable and consistent are the T1 and T2 - layers. The various layers are The F - Zone includes a number of lithologically different and separate layers. However these layers are not always easily identifiable (Figure 7.4 _1).

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Description of Mineralised Zones

T-Zone

The T - Zone is a correlateable unit which includes five identifiable layers. The two mineralised and economical potential layers are the T1 - Layer underlain by the T2 - Layer. The remaining layers are considered to have less economic potential at this stage and are seen internal waste between the T1- and T2 - Layers.

UPA (Upper Pegmatoidal Anorthosite) – This is the T1 - Layer hangingwall pegmatoid which is mostly anorthositic and in a few cases gabbroic. This unit is generally not mineralised however it has been found to have some sulphide mineralisation in a few boreholes and the mineralisation will be hosted within the mafic crystals of the pegmatoid.

This unit has a thickness range of 2m to as thick as 100m, and it has over 80% correlation throughout the boreholes. It must be noted that the unit is absent in some few boreholes and it also appears more mafic in some instances due to alteration of the anorthositic and gabbroic phases.

Mineralisation within the T1 – Layer is hosted in a troctolite with variations in places where the unit is hosted in a pyroxenite grading into a harzburgite to a harzburgitic pyroxenite. The 3PGE+Au grade (g/t) is typically 1-7g/t with a Pt:Pd ratio of about 1:1.7. The Cu and Ni grades are typically 0.08% and 0.08% respectively.

The unit is mineralised with blebby to net-textured Cu-Ni sulphides (chalcopyrite/pyrite and pentlandite) with very minimal Fe-sulphides (pyrrhotite). Thickness of the layer varies from 2m to 6m and generally the thickness.

The direct footwall unit of the T1 - Layer can be divided into two identifiable units: Lower Pegmatoidal Anorthosite (LPA) and Lower Pegmatoidal Pyroxenite (LPP). These units have an unconformable relationship with one another as both are not always present.

LPA (Lower Pegmatoidal Anorthosite) – This is the first middling unit underlying the T1 – Layer. It has the same composition as that of the UPA but is usually thinner than the UPA. The thickness for this unit ranges from 0 – 3m, and in some boreholes this unit is not developed. This unit is mineralised in some boreholes.

LPP (Lower Pegmatoidal Pyroxenite) – This is the second middling unit which underlies the LPA, and it predominantly composed of pegmatoidal pyroxenite. It also ranges from 0 – 3m as is not developed in other boreholes. This unit also sits as a T2 - Layer hangingwall. Mineralisation has not been identified in this unit.

Mineralisation within the T2 – layer is hosted in Main Zone norite and gabbronorite that shows a distinctive elongated texture of milky feldspars. In some instances, the T2 gabbronorite / norite tends to grade into pyroxenite and in places into a pegmatitic feldspathic pyroxenitic phases, with the same style of mineralisation as in the gabbronorite / norite. Lithologically, the T2 - Layer is generally thicker than the T1 - layer, however the high grade zone ranges from 2m to approximately 10m within these lithologies. Sulphide mineralisation in T2 is net textured to disseminated with higher concentration of sulphides compared to the overlying T1 - layer. The 3PGE+Au grade (g/t) is typically 1-6g/t with a Pt:Pd ratio of about 1:1.7. The Cu and Ni grades are typically 0.16% and 0.08% respectively.

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A thick package of norite and gabbronorite ranging from 100m to about 450m underlies the T - Zone and overlies the F - Zone.

F - Zone mineralisation is hosted in a thick package of troctolite which usually has small-sized bands of pyroxenite and / or pegmatoidal pyroxenite and harzburgite. These layers have been identified using their geochemical signatures and various elemental ratios.

An investigation was conducted to examine the relationship between mineralisation and the logged rock types for the F - Zone. In order to examine any relationship between grade and rock types, the Rock Types (79 codes with Pt assay values) were grouped into 33 separate Rock Codes based on their geochemical similarity. Borehole samples between the top and bottom digital terrain models (DTM) surfaces were extracted from the database. This subset of the database contained 17 different Rock Codes. The length of core, for each Rock Code, within the F – Zone are presented in Table 7.4 _1.

The total sample database contained 188 different rock codes and only 79 of these contained platinum assay values.

The sample statistics indicate that the primary mineralised units are the harzburgites and the pyroxenites. Anomalously high grade values have also been detected within other rock codes but these rock types are poorly represented, however these are based on relatively few samples. Within each rock group, grade values are broadly related. Between rock groups there is only a correlation between major elements. Based on this analysis, it was concluded that the mineralisation is not restricted to rock type and the full F- Zone package needs to be considered.

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Table 7.4_1 Waterberg JV Project Length of Core Within Each Rock Code

Rock Type Groups (Rock Codes)	Length of Core (m)	Mean PGE2 + Au (g/t)
Anorthosite	10.29	0.94
Breccia	6.00	2.23
Calcsilicate	1.40	0.05
Dolerite	12.69	0.09
Gabbro	85.91	0.97
Harzburgite	1,012.36	1.49
Leucogabbro	6.42	1.96
Leuconorite	2.29	3.33
Mylonite	5.45	1.86
Norite	3.89	1.61
Pegmatoidal Feldspathic Pyroxenite	82.86	1.54
Pyroxenite	438.69	1.29
Quartzite / quartz vein	63.62	0.47
Sandstone	2.50	0.48
Sediment	10.35	0.76
Serpentinite	25.99	1.05
Serpentinised Pyroxenite	15.66	1.28

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8	DEPOSIT TYPES

The Platreef (senso stricto) as described in Section 7.1.2 has a strike extent of some 30 km, whereas Platreef-style mineralisation, which is the anticipated target of the Waterberg JV Project, occurs over the 110km strike length of the northern limb (Kinnaird et al, 2005).

The Platreef comprises is a layered deposit hosted by a combination of norite, pyroxenite, and harzburgite lithologies and is present towards the base of the Bushveld Complex, in contact with metasedimentary and granitic floor rocks. The Platreef varies from 400m thick in the south of the northern limb to <50m in the north. The overall strike is northwest or north, with dips 40–45° to the west at surface with the dip becoming shallower down dip. The overall geometry of the southern Platreef appears to have been controlled by irregular floor topography.

The Platreef-type deposits can include the following features:

•	Sulphide hosted nickel, copper and PGM mineralization considered to be of magmatic origin.

•	A deposit hosted by a composite a combination of norite, pyroxenite, and harzburgite rocks.

•	Contact style mineralization along the base of the intrusion; which may be several hundreds of metres in thickness.

•	The mineralized rocks contain locally abundant xenoliths of floor rocks (typically dolomite and shale) suggesting interaction of the magma with relatively reactive floor rocks.

•	Thick mineralized intervals greater than 5m and locally tens to hundreds of metres thick.

The mineralised layers of the Waterberg JV and Waterberg Extension Projects meet some these criteria:

•	The mineralisation is hosted by sulphides that are apparently magmatic in origin.

•	The mineralised layers can be relatively thick at greater than 10m.

The other criteria relating to the Platreef have yet to be demonstrated. As a result this mineralisation is considered to be similar i.e. Platreef-like but its stratigraphic position, geochemical and lithological profiles suggest a type of mineralisation not previously recognised on the Bushveld Complex.

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9	EXPLORATION

9.1	Current Exploration

The Waterberg JV Project is at a more advanced exploration status and includes an Inferred Mineral Resource estimate. The Waterberg Extension Project is at an early exploration stage that was initiated later on the interpreted strike extension of the Bushveld Complex from the Waterberg JV Project.

A multidisciplinary project team established by PTM identified and ranked 108 Southern African targets through an interactive process using an expert ranking system. These are located in mafic to ultramafic rocks and have the potential, or have already been shown, to host PGM and Ni deposits. Targets were characterised by varying maturity. In addition, an innovative approach has been adopted, which also resulted in the identification and definition of “out of the box” targets defining some 12 targets. Four of these targets were applied for as prospecting rights.

Farm boundaries were defined for these various targets areas. Project activities began with the deed searches, detailed desk top studies of the selected areas, and the subsequent compilation of prospecting right applications.

The shape and extent of the extension to the Bushveld Complex below younger rocks and cover, was not known. Regional gravity and magnetics indicated potential existence of rocks of the Bushveld Complex that had not been explored. Detailed gravity and magnetic surveys by PTM, funded by JOGMEC indicated the possibility of Bushveld Complex rocks within the Waterberg JV Project area. Later detailed airborne geophysics funded by PTM only indicated the possibility of further strike extension of the Bushveld Complex within the Waterberg Extension Project area.

Previous mineral exploration activities were limited due to the extensive sand cover and the understanding that the area was underlain by the Waterberg Group. Initial exploration was driven by detailed gravity and magnetics. Subsequently exploration was driven by drilling and has been undertaken by PTM.

9.1.1	Surface Mapping

Topographical and aerial maps for Waterberg at a scale of 1:10,000 were used for surface mapping. A combination of the surface maps and the public aeromagnetic and gravity maps formed the basis for the structural map.

Ground exploration work undertaken includes geological mapping and ground verification of the geology presented in various government and academic papers. The major faults and South Marginal Zone geology described was confirmed to exist within the property. Contact relationships with the Bushveld Complex were not seen due to the Waterberg cover rock and quaternary sand deposits.

Data for any outcrop observed (or control point) was recorded. Each of such outcrop points had the following recorded in the field book: point’s name, description of the outcrop’s rock, identified rock name, XY coordinate points, and if well oriented the dip and strike for the outcrop.

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It is noted that most of the area surrounding the Waterberg Mountains is covered by Waterberg sands and as such mapping in these areas has provided minimal information. Access to some parts of the Waterberg Mountains is problematic due to steep angles of the mountains.

9.1.2	Geochemical Soil Sampling

In March 2010 and two north-south sampling lines (Figure 9.1.2_1) were undertaken. Sampling stations were made at intervals of 25m. Each sample hole was allowed to go to a minimum depth of 50cm to 1.00m at most.

During December 2011 and January 2012 two additional north-south lines on the property Niet Mogelyk 371LR were also sampled (Figure 9.1.2_1). These two lines were done to target the east-west trending dykes that are running through this property and the sampling stations were set at 50m apart.

During January 2013 an additional three lines were taken on the farms Bayswater 370LR and Niet Mogelyk 371LR. These samples were taken to investigate soil anomalies discover by the previous sampling programs (Figure 9.1.2_1)

A total of 723 samples, of which 367 were soil samples, 277 stream sediment samples and 79 rock chip samples, were collected during this process.

Geochemical sampling of the soils was also partially compromised due to very thin overburden because of sub cropping rock formations.

9.2	Geophysical Surveys

Initial detailed ground geophysical surveys were confined to the Waterberg JV Project and were funded by the JV partner JOGMEC. The detailed airborne survey was completed predominantly over the Waterberg Extension Project, with some overlap over the defined Bushveld edge geology on the advanced stage Waterberg JV Project to obtain response characteristics.

Waterberg JV Project

Approximately 60 lines of geophysical survey for 488 line km using gravity and magnetics were traversed in March 2010 (Figure 9.1.2_1). These were east – west trending lines and were traversed on the farms Disseldorp 369LR, Kirstenspruit 351LR, Bayswater 370LR, Niet Mogelyk 371LR and Carlsruhe 390LR. At this time, farm Ketting prospecting right was still pending.

As soon as Ketting was granted, a second phase of Geophysical Survey was also conducted on the farm from mid August 2011 to September 2011 (Figure 9.1.2_1).

Two additional north-south ground magnetics lines were surveyed over the farm Ketting in November 2012. This information was used to interpret and locate east-west striking structures (Figure 9.1.2_1)

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Figure 9.1.2_1

Locations of Geochemical Sampling and Geophysical Traverses

Waterberg
Boreholes, Soils
& Geophysics
Legend
Waterberg Boundary
Trench Sampling

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Waterberg Extension

Due to the presence of Waterberg Group cover rocks, there has been no exposure of Bushveld Complex rocks on the property. Geophysical techniques have been employed to aid in the modelling of the projected Bushveld Complex. Comparing the projected edge of the Bushveld Complex from the regional geophysics modelling, the FALCON airborne survey interpretation and the ground gravity profiles, there is general correlation, with local variations, of an north- northeast arch of where the edge of the more dense mafic intrusive rock may project beneath the Waterberg Group sediment cover.

9.2.1	Property Airborne Gravity Gradient and Magnetics

An airborne gravity survey was completed on 100 and 200m line spacing. An interpretation of the results of the survey suggests that there may be continuity to the Bushveld Complex rocks to the northeast and north, which has the potential to host PGM mineralization to the northeast within the Waterberg Extension Project area.

PTM contracted FUGRO Airborne Surveys (Pty) Ltd. to conduct airborne FALCON® gravity gradiometry and total field magnetic surveys. The target for the survey was the interpreted edge sub-cropping of the Bushveld Complex to which the Waterberg sediments form the regional hanging wall. Conducted in April 2013, the survey was comprised of 2306.16 line kilometres of Airborne Gravity Gradiometry (AGG) data and 2469.35 line kilometres of magnetic and radiometric data. The total extent of the survey covered approximately 25km of interpreted Bushveld Complex edge within the Waterberg Extension Project area (Figure 9.2.1_1).

Interpretation was based on creating a starting model using the known geology from drilling at the adjacent Waterberg JV Project and linking it to the airborne response (Figures 9.2.1_2 and 9.2.1_3). The geologic units were modelled in three dimensions in order to facilitate a three dimensional stochastic inversion of the geometry and density of the units making use of the gravity gradient data. Average rock unit densities were extrapolated from the adjacent Waterberg JV Project.

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Figure 9.2.1_1

Airborne Gradient Gravity and Magnetic survey Flight Lines

-20000
-15000
-10000
-5000
0
5000
10000
-2555000
-2560000
-2565000
-2570000
-2575000
-2580000
-2585000
-2590000
1484
1462
1441
1420
1399
1378
1356
1335
1314
1293
1272
1251
1229
1208
1187
1166
1145
1124
1102
1081
1060
1039
1018
996
975
954
933
912
meters

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9.2.2	Ground Gravity

A total of nine ground gravity traverses were completed by Geospec Instruments (Pty) Ltd along roads and tracks. The survey lines were designed to traverses across the projected edge of the Bushveld Complex in the same area covered by the airborne survey as ground confirmation of the airborne results. The two surveys were compared and good correlation between gravity data sets. In planning the ground survey, one control line over the known deposit edge at the point where it projected from the adjacent Waterberg JV Project was completed in order to acquire a signature profile over a known source to compare the remaining regional lines to. The interpretation of the linked ground gravity profiles suggests that there may be a northeast trending continuity to the Bushveld Complex rocks which have the potential to host PGM mineralization.

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9.3	Coffey: Technical Review

Suitable exploration has been undertaken with appropriate conclusions and follow-up work completed.

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10	DRILLING

10.1	Drilling in 2010

Based on the target generation and the results of the geochemical sampling and geochemical surveys, two boreholes WB001 and WB002 were initially drilled between July and October 2011 on the farm Disseldorp 369LR. A total of 1,934.77m was drilled for the first two boreholes in 2010.

10.2	Drilling in 2011 to 2013 Waterberg JV Project

Drilling resumed in 2011 with a third borehole WB003 was drilled on the farm Ketting. The geological information revealed by this borehole lead to the extension of the drilling campaign such that in 2012 drilling with up to 10 diamond drill rigs was undertaken.

A total of 128,505m of core had been drilled by September 2013, the cut off date of the mineral resource estimate (Figure 10.2_1). NQ core size (47.6mm) has been drilled. The results of 111 boreholes were available for the mineral resource estimate and thus constitute the database for the mineral resource estimate. A basic 250mx250m grid drilled grid has been used to place the boreholes where possible.

Drilling in some areas proved to be difficult due to bad ground formations particularly in the Waterberg sediments and so some boreholes had to be re-drilled a few metres away or totally abandoned or moved. An example of such a borehole is WB007 which had high water pressure to the extent that the drilling rods were being pushed out of the hole. This borehole is located outside the current mineral resource area.

Waterberg Extension Project

Diamond drilling commenced in October 2013 upon the official granting of the prospecting right for the Waterberg Extension Projects. The initial borehole locations were chosen to test the interpreted northeast strike continuation of the Bushveld Complex edge and mineralized layers defined on the adjacent Waterberg JV Project with step outs of 1 to 2km. Six diamond drill machines were mobilized. Currently eight of the nine initial boreholes intersected Bushveld Complex stratigraphy. One borehole that did not intercept Bushveld Complex stratigraphy (WE- 005) is interpreted to be just east of the edge projection (Figure 10.4_2). A borehole located 500m west of this point (WE-007) has subsequently intersected Bushveld Complex stratigraphy. A total of 5,759m in nine boreholes has been drilled and drilling is continuing.

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Figure 10.2_1

Location of Boreholes on the Waterberg JV Project

Waterberg
Borehole Drilling & Geology
PLATINUM GROUP METALS
Legend
Waterberg Boundary
T Zone Subcrop
Dykes

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10.3	Drilling Quality

Coffey has examined randomly selected drillhole cores. The core recovery and core quality meet or exceed industry standards.

10.4	Diamond Core Sampling

Sample selection was undertaken by qualified geologists based on a minimum sample length of approximately 25cm – 50cm. Not all core has been sampled, but all core with visually identifiable sulphide mineralization has been analysed, and low grade to waste portions straddling these layers have also been sampled. A maximum sample length of 1m has been applied where appropriate. The true width of the shallow dipping (30° to 35°) mineralized zones that have been sampled are approximately 82% to 87% of the reported interval from the vertical borehole.

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The sampled core is split using an electric powered circular diamond blade saw.

10.5	Sample Recovery

Core recoveries, RQD (Rock Quality Designation) and a note of core quality, are recorded continuously for each drillhole. Minimum core recovery accepted 95% measured over a 6m run. This was achieved for all drillholes.

10.6	Sample Quality

Coffey has examined selected boreholes and has assessed the quality of sampling to meet or exceed industry standards.

10.7	Interpretation of Results

The results of the drilling and the general geological interpretation are digitally captured in SABLE and a GIS software package named ARCVIEW. The borehole locations, together with the geology and assay results, are plotted on plan. Regularly spaced sections are drawn to assist with correlation and understanding of the geology. This information was useful for interpreting the sequence of the stratigraphy intersected as well as for verifying the borehole information.

Waterberg JV Project

The drilling on the Waterberg JV Project is at an advanced stage and has been utilized to estimate an Inferred Mineral Resource

Waterberg Extension Project

At the effective date of this report the assays from five boreholes on the Waterberg Extension Project have been returned. Table 10.7_1 presents the composite intersections for results received to the effective date of this report.

Table 10.7_1 Mineralised Intersections (F- Zone)from Boreholes results on Waterberg Extension Project (to the effective date of this report)
	From (m)	To (m)	Length (m)	2PGE+Au (g/t)	Pt (g/t)	Pd (g/t)	Au (g/t)	Pt:Pd:Au	Cu (%)	Ni (%)
WE001	671.50	682.00	10.50	3.03	0.94	1.92	0.17	31:63:6	P	P
Inc.WE001	671.50	678.26	6.76	3.74	1.19	2.35	0.20	32:63:5	P	P
WE002	627.87	643.5	15.63	3.16	1.11	1.92	0.13	35:61:4	0.14	0.26
Inc.WE002	628.33	635.5	7.17	4.52	1.55	2.78	0.19	34:62:4	0.18	0.33
WE008	555.5	608.72	53.22	5.26	1.40	3.59	0.27	26:68:1	P	P
P - Pending Assays, Inc.- Including

The stratigraphic position and assay results of the sulphide mineralized zones intercepted in drilling of the Waterberg Extension Project confirm that they are F - Zone mineralization.

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Boreholes WE001, WE002, WE006, WE007 and WE008 have all confirmed the presence of F - Zone with assays for these boreholes.

Boreholes WE001 and WE002 are located approximately 700m and 1.4 km respectively northwest along strike for the Waterberg JV Project drilling.

Borehole WE008 is located approximately 340m northward along strike of borehole WE002 and approximately 1,600m directly along strike from the Waterberg JV Project (Figure 10.2_2). The mineralization in WE008 has geological units and layering that is consistent with the deposit to the south. WE008 has returned preliminary assay values of 5.26g/t 2PGE+Au (1.40g/t Pt, 3.59g/t Pd and 0.27g/t Au) over 53.22m (from 555.50m to 608.72m), estimated true thickness of approximately 44m). Assays from WE008 directly below the intercept reported are pending at the date of this report.

Borehole WE007 is located 4.7km from the Waterberg JV Project and returned assays from F - Zone mineralization and layers of 2.72m grading 2.58g/t 2PGE+Au (0.78g/t Pt, 1.67g/t Pd, 0.14g/t Au, from 740.59m to 743.31m). The intercept in WE007 is located within a 50.91m envelope of lower grade platinum, palladium and gold mineralization (0.95g/t 2PGE+Au, 0.26g/t Pt, 0.63g/t Pd, 0.05g/t Au, 740.59m to 791.5m).

Borehole WE006 was drilled on the eastern edge of the F - Zone and returned values of 2.44m grading 1.88 g/t 2PGE+Au (0.57g/t Pt, 1.22g/t Pd, 0.09g/t Au, from 457.80m to 460.24m) within a 13.45m envelope grading 0.84 g/t 2PGE+Au (0.24g/t Pt, 0.55g/t Pd, 0.05g/t Au, from 457.80m to 471.25m).

Boreholes WE003 and WE004 were terminated due to faulting and did not intersect the F - Zone. Borehole WE005 was drilled to test the eastern extent of the Bushveld Complex and was drilled directly into basement lithology.

Borehole WE009, a 17km step out from the Waterberg JV Project, on the Waterberg Extension Project, intersected the Bushveld Complex and disseminated sulphides interpreted to be the transition zone at the base of the Complex. At the effective date of this report assays were pending for this borehole.

10.8	Coffey: Technical Review

Suitable drilling has been undertaken with appropriate standards in place to ensure that the data is suitable for use in geological modelling and mineral resource estimation on the Waterberg JV Project. Appropriate conclusions and follow-up work is ongoing.

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11	SAMPLE PREPARATION, ANALYSES AND SECURITY

11.1	Core Handling

Drilled core is cleaned, de-greased and packed into metal core boxes by the drilling company. The core is collected from the drilling site on a daily basis by a PTM geologist and transported to the coreyard at Marken by PTM personnel. Before the core is taken off the drilling site, the depths are checked and entered on a daily drilling report, which is then signed off by PTM. The core yard manager is responsible for checking all drilled core pieces and recording the following information:

•	Drillers’ depth markers (discrepancies are recorded);

•	Fitment and marking of core pieces;

•	Core losses and core gains;

•	Grinding of core;

•	One-meter-interval markings on core for sample referencing; and

•	Re-checking of depth markings for accuracy

An example of the marking of a borehole is presented in Figure 11.1_1.

11.2	Core Logging and Identification of Mineralized Layers

Core logging is done by hand on a pro-forma sheet by qualified geologists under supervision of the Project Geologist. This data is entered into an electronic logging program, SABLE, by data capturers under supervision of the Database Manager. Electronic data is backed up daily and the entire database is backed up on a weekly basis and duplicated off-site.

A printout of the logging is handed back to the relevant geologists, who then verify their logging for precision and accuracy.

If the geologist is satisfied with the validity of the data, the logging is signed off and filed in a designated borehole file. The borehole files are stored in a filing cabinet on site and will ultimately contain all relevant information pertaining to a particular borehole and all activities relating to it. A control matrix forms part of the borehole file QA/QC and only when completed, will be signed off by the Project Geologist, the Internal QP as well as the External QP.

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11.3	Sampling Methodology

Sampling tests are usually conducted at the beginning of exploration programs to determine the heterogeneity of mineralization in order to eliminate sampling error and to determine proper sampling protocol. Deposit type, lithologies encountered, style of mineralization and heterogeneity all play a role in the method of sampling.

The sampling methodology is applied is based on industry accepted “Best Practices”. The sampling is done in a manner that includes the entire economic unit together with hanging wall and foot wall sampling.

The first step in the sampling of the diamond core is to mark the core from the distance below collar in 1m units. The lithologies are logged and an initial stratigraphy interpreted. The potential mineralised layers are marked for sampling. Thereafter the core is oriented using the layering or stratification as a reference and to ensure a consistent approach to the sampling. A centre cut line is then drawn lengthways for cutting. After cutting, the material is replaced in

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The sample intervals are typically 25-50cm in length. In areas where potential mineralisation is less likely, the sampling interval could be as much as a metre. The sample intervals are allocated a sampling number, which is written on the core for reference purposes. The half-core is then removed and placed into high-quality plastic bags together with a sampling tag containing the sampling number, which is entered onto a sample sheet. The start and end depths are marked on the core with a corresponding line (Figure 11.3 _2). The duplicate tag stays as a permanent record in the sample booklet, which is secured on site. The responsible project geologist then seals the sampling bag. The sampling information is recorded on a specially designed sampling sheet that facilitates digital capture into the SABLE system (commercially available logging software). The sampling extends to core which is considered to be of less economic potential in order to verify the bounds of mineralization.

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11.4	Sample Quality and Sample Bias

The sampling methodology accords with PTM protocol based on industry best practice. The quality of the sampling is monitored and supervised by a qualified geologist. The sampling is done in a manner that includes the entire potentially economic unit. Sampling over-selection and sampling bias is minimised by rotating the core so that the stratification is vertical and by inserting a cutline down the centre of the core and removing one side of the core only.

11.5	Supervision of Sample Preparation

Core sampling is undertaken by qualified geologists under the supervision of the project geologist, who is responsible for timely delivery of the samples to the relevant laboratory. The supervising and project geologists ensure that samples are transported in accordance with the PTM protocols.

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11.6	Sample Preparation

When samples are prepared for shipment to the analytical facility the following steps are followed:

•	Samples are sequenced within the secure storage area and the sample sequences examined to determine if any samples are out of order or missing;

•	The sample sequences and numbers shipped are recorded both on the chain-of-custody form and on the analytical request form;

•

The samples are placed according to sequence into large plastic bags. (The numbers of the samples are enclosed on the outside of the bag with the shipment, waybill or order number and the number of bags included in the shipment);

•

The chain-of-custody form and analytical request sheet are completed, signed and dated by the project geologist before the samples are removed from secured storage. The project geologist keeps copies of the analytical request form and the chain-of-custody form on site; and

•

Once the above is completed and the sample shipping bags are sealed, the samples may be removed from the secured area. The method by which the sample shipment bags have been secured must be recorded on the chain-of-custody document so that the recipient can inspect for tampering of the shipment.

11.7	Sample Security

Half core samples are and labelled twice, once in the bag and again on the top of the bag. Batches of approximately 20 samples are packed into large poly-weave bags and sealed with a plastic cable tie. The batch submission number, sample numbers and number of samples are recorded on the outside of the bag.

Sample batches are collected by the laboratory. Duplicate sample forms, bearing the batch lot number, sample numbers and number of samples are delivered with each batch. One copy is signed for by the laboratory receiving personnel and the duplicate is returned to the Mokopane office for incorporation into the database.

Crushed coarse fraction of the samples and the balance of the pulp is eventually returned and stored at the Mokopane office. These are bagged together, labelled and stored in plastic crates in a dry storage area.

All drill core is stored in galvanised steel core trays in a secure under cover core racking system.

Assay results from the Set Point laboratory are transmitted electronically in a standard format to the Mokopane office. They are imported to an Access database directly from the laboratory files. Certified assay certificates and a CD containing PDF versions of the certificates are filed at the Mokopane office.

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The database has been customised to site specific use and all logging data, core recoveries and sampling data are captured. Assays are electronically matched and joined on sample number.

11.8	Chain of Custody

Samples are subject to a chain of custody which is tracked at all times. Samples are not removed from their secured storage location without the chain of custody documentation being completed to track the movement of the samples and persons responsible for the security of the samples during the movement. Ultimate responsibility for the safe and timely delivery of the samples to the chosen analytical facility rests with the Project Geologist and samples are not transported in any manner without his written permission.

During the transportation process between the project site and analytical facility the samples are inspected and signed for by each individual or company handling the samples. It is the mandate of both the Supervising and Project Geologist to ensure safe transportation of the samples to the analytical facility. The Project Geologist ensures that the analytical facility is aware of the PTM requirements. A photocopy of the chain of custody letter, signed and dated by an official from the analytical facility, is faxed to PTM’s offices in Johannesburg upon receipt of the samples by the analytical facility and the original signed letter is returned to PTM along with the signed analytical certificate/s.

11.9	Analytical Procedure

For the present database, field samples have been analyzed by two different laboratories: the primary laboratory is currently Set Point laboratories (South Africa) and Genalysis (Australia) is used for round robin test work to confirm the accuracy of the primary laboratory. Both laboratories are independent of PTM.

Samples are collected by Set Point Laboratory, a laboratory accredited with the South African National Accreditation System (SANAS), and sample preparation undertaken at the local preparation facility at Mokopane. Transportation of prepared sample pulps from their preparation laboratory in Mokopane to their laboratory in Johannesburg was done under secure conditions as required by PTM.

11.9.1	Sample Preparation

Samples are received, sorted, verified and checked for moisture and dried if necessary. Each sample is weighed and the results are recorded. Rocks, rock chips or lumps are crushed using a jaw crusher to less than 10mm. The samples are then milled for 5 minutes in a Labtech Essa LM2 mill to achieve a fineness of 90% less than 106μm, which is the minimum requirement to ensure the best accuracy and precision during analysis.

11.9.2	Precious Metal Determination

Samples are analysed for Pt (ppb), Pd (ppb) Rh (ppb) and Au (ppb) by standard 25g lead fire- assay using silver as requested by a co-collector to facilitate easier handling of prills as well as to minimise losses during the cupellation process. Although collection of three elements (Pt, Pd and Au) is enhanced by this technique, the contrary is true for rhodium (Rh), which volatilises in the presence of silver during cupellation. Palladium is used as the co-collector for Rh analysis. The resulting prills are dissolved with aqua regia for Inductively Coupled Plasma (“ICP”) analysis.

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After pre-concentration by fire assay and microwave dissolution, the resulting solutions are analysed for Au and PGMs by the technique of ICP-OES (Inductively Coupled Plasma–Optical Emission Spectrometry).

11.9.3	Base metals Determination

The base metals (copper, nickel, cobalt and other base metals) are analysed using ICP-OES (Inductively Coupled Plasma – Optical Emission Spectrometry) after a four acid digest. This technique results in “almost” total digestion.

11.9.4	Laboratory QA/QC Precious Metals

A calibration range contains at least 4 data points for all elements. The correlation coefficient of the calibration must be greater than 0.999. If this fails, the instrument is recalibrated. If it fails again new standards are to be made up to calibrate with.

After the instrument is calibrated, the Drift control standard is read back to ensure that the calibration is correct. Thereafter, this standard is read at the end of every worksheet to check for instrument drift. The limits for this standard are not be greater than 10% (in the range from 1 to 25ppm) for Au, Pt or Pd or else the batch fails.

Base Metals

After the ICP-OES instrument is calibrated, the QC control standard is read back to ensure that it has been calibrated correctly. Thereafter, this standard is read at intervals of 35 samples or less to check for instrument drift. Each batch of samples shall contain at least one blank sample, one QC sample and a duplicate. The duplicate is a repeat of a randomly chosen sample from the batch.

11.10	Adequacy of Procedures

The assay techniques used are considered appropriate for the style of mineralisation and the anticipated concentrations of the metals of interest. The techniques are certified and sufficient laboratory QA/QC is undertaken to ensure the results can be relied upon.

11.11	Coffey: Technical Review

The drilling, sampling and analytical aspects of the project are considered to have been undertaken to industry standards. The data is considered to be reliable and suitable for mineral resource estimation.

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12	DATA VERIFICATION

The Quality Assurance and Quality Control program of PTM addresses all aspects of the exploration project to ensure high integrity of data obtained through drilling, sampling, assaying and recording of geological observations for the purpose of attaining an accurate geological model and a reliable mineral resource estimate. The data has been verified by Coffey to a level satisfactory for Inferred Resource estimation and disclosure of the selected grade intervals.

12.1	Accurate Placement and Survey of Borehole Collars

Boreholes were sited with a handheld GPS (Garmin GPSMAP 62) by the Project Geologist on an initial grid of 250m by 250m. This grid was designed and laid out using ArcView GIS onto the known 1:250 000 Geological Map of the area along strike with section lines approximately perpendicular to the dip. Coordinates were determined in ArcView GIS and electronically communicated to the Project Geologist. The projected coordinate system, WG27, is a Transverse Mercator projection with the central meridian at 29, the D_Hartebeesthoek_1994 datum and WGS_1984 spheroid. All borehole collar positions are permanently marked on completion and surveyed by an accredited surveyor. This photograph illustrates the concrete block and steel rod marking the collar position of a drilled borehole (Figure 12.1_1).

The borehole casings installed in all boreholes are left in the borehole and the boreholes are plugged and marked with a steel rod. This provides access to the borehole if, at a later stage, it is needed for any reason e.g. geophysical down-hole surveys or drilling of more deflections. The borehole number is welded onto the rod.

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12.2	Downhole Surveys

The original boreholes as well as all deflections when applicable are surveyed with a down-hole survey instrument in order to accurately determine the coordinates of intersections and plot the deflection (off the vertical) of the original borehole. Down-hole surveys have been conducted by the company, BCR Surveys, using a Reflex EZ-AQ/EMS down-hole survey instrument.

A random down-hole check survey is being conducted by Digital Borehole Surveying Pty Ltd using a Gyro Smart tm instrument to confirm the accuracy of the reflex instrument.

12.3	Quality Assurance and Quality Control (QA/QC) Procedures and Results

The PTM protocols for quality control are as follows:-

1.	The core yard manager oversees the core quality control;

2.	The project geologist oversees the sampling process;

3.	The exploration geologists and the sample technician is responsible for the actual sampling process;

4.	The project geologist oversees the chain of custody;

5.	The internal QP verifies both processes and receives the laboratory data;

6.	The internal resource geologist and the database manager merge the data and produce the SABLE sampling log with assay values;

7.	The second external database auditor verifies the SABLE database and highlights QA&QC failures;

8.	The responsible person runs the QA&QC analysis including graphs of the standards, blanks and duplicates) and reports anomalies and failures to the internal QP;

9.	The internal QP requests re-assays;

10.	Check samples are sent to a second laboratory to verify the validity of data received from the first laboratory;

11.	Together with the project geologist, the resource geologist determines the initial resource cut; and

12.	The external auditor verifies the sampling process and signs off on the resource cut.

12.3.1	Standards

Certified reference standards are inserted into the sampling sequence to check the accuracy and to monitor potential bias of the analytical results. Generally the standards are inserted in place of the tenth sample in the sample sequence. The standards are stored in sealed containers and considerable care is taken to ensure that they are not contaminated in any manner (i.e. through storage in a dusty environment, being placed in a less than pristine sample bag or being sprayed/dusted by core saw contamination).

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12.3.2	Blanks

The insertion of blanks provides an important check on the laboratory practices, especially potential contamination or sample sequence mis-ordering. Blanks consist of a selection of Transvaal Quartzite pieces (devoid of platinum, palladium, copper and nickel mineralisation) of a mass similar to that of a normal core sample. The blank being used is always noted to track its behaviour and trace metal content. Typically the first blank is sample 5 in a given sampling sequence.

12.3.3	Duplicates

The purpose of having field duplicates is to provide a check on possible sample over-selection. The field duplicate contains all levels of error – core or reverse-circulation, cutting, splitting, sample size reduction in the prep lab, sub-sampling at the pulp, and analytical error. No duplicate samples were submitted for analysis.

12.3.4	Assay Validation

Although samples are assayed with reference materials, an assay validation programme is being conducted to ensure that assays are repeatable within statistical limits for the styles of mineralisation being investigated. It should be noted that validation is different from verification; the latter implies 100% repeatability. The assay validation programme entails:-

•	a re-assay programme conducted on standards that failed the tolerance limits set at two and three standard deviations from the Round Robin mean value of the reference material;
•	ongoing blind pulp duplicate assays at Set Point Laboratory;
•	check assays conducted at an independent assaying facility (Genalysis).

12.4	Adequacy of Sampling Procedures, Security and Analytical Procedures

An examination of the procedures and their implementation confirms that the procedures are to industry standards and that the procedures are being implemented as required.

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12.5	Quality Control

Quality control monitoring protocols involved submission of blanks and certified reference standards with the core sample batches. After every 5th sample an alternating blank or standard was allocated to the sampling sequence. The actual numbers of control samples submitted are shown in Table 12.5_1. At this time no duplicate samples have been inserted to test the primary laboratory’s precision. A total of 8 different standards of varying grades were used at various times throughout this program depending on availability of the standards from African Mineral Standards (Pty) Ltd (AMIS). A summary of the expected values for all standards can be seen in Table 12.5_2. All standards were supplied by AMIS. Quartz material supplied by Set Point has been used as the blank material.

Table 12.5_1 Waterberg JV Project Summary of the Number of Control Samples

Control Type	Submitted Rate of Control	Total Number of Samples	Proportion of Total
AMIS0002 AMIS0110 AMIS0124 AMIS0148 AMIS0170 AMIS0277 AMSI0278 AMIS0302 AMIS0325 AMIS0326 Blank	58 1,600 214 506 543 9 968 1,316 1,286 479 7131	85,310	0.07% 1.88% 0.25% 0.59% 0.64% 0.01% 1.13% 1.54% 1.50% 0.56% 8.36%
Referee	180	(actual samples)	0.21%

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Table 12.5_2 Waterberg JV Project Summary of Expected Values of Certified Reference Standards Used

Standard		Pt g/t	Pd g/t	Au g/t	Cu g/t	Ni ~~%~~ 	Co %	Cr %
AMIS0002	EV ±2 Std Dev	0.82 0.112	0.89 0.066	0.155 0.016	0.131 0.015	0.197 0.013	NC	NC
AMIS0110	EV ±2 Std Dev	NC	NC	2.3 0.18	NC	NC	NC	NC
AMIS0124	EV ±2 Std Dev	0.84 0.07	0.87 0.06	0.16* 0.02	0.1324 0.0106	0.1917 0.0136	0.00943* 0.00154	0.133* 0.0304
AMIS0148	EV ±2 Std Dev	1.61 0.17	1.12 0.11	0.85 0.05	0.0555 0.0036	0.0934 0.0063	0.0153 0.0011	NC
AMIS0170	EV ±2 Std Dev	0.72 0.06	0.81 0.04	0.09 0.01	0.0709 0.0045	0.1071 0.0087	0.0051 0.0005	NC
AMIS0277	EV ±2 Std Dev	1.34 0.06	1.47 0.12	0.2 0.02	0.1318 0.0058	0.2305 0.0241	0.0095 0.0009	NC
AMSI0278	EV ±2 Std Dev	1.7 0.1	2.12 0.14	0.26 0.02	0.1294 0.008	0.2026 0.0236	0.00765* 0.00141	NC
AMIS0302	EV ±2 Std Dev	NC	NC	4.47 0.34	NC	NC	NC	NC
AMIS0325	EV	2.06	2.25	0.3	0.2426	0.4091	0.0201	NC
	±2 Std Dev	0.18	0.18	0.04	0.0178	0.0283	0.002
AMIS0326	EV	1.05	1.26	0.17	0.1403	0.2446	0.0083	NC
	±2 Std Dev	0.08	0.08	0.02	0.0089	0.0099	0.001

All standards supplied by African Mineral Standards (Pty) Ltd
* Provisional Concentration
NC – Not Certified for element or method
AMIS0148 - Certification incomplete EV's are estimated

It is noted that the Certified Reference Materials (CRMs) used have been selected from what is commercially available as there are no completely matrix-similar standards available. It has been recommended to PTM that the performance of the standards be monitored closely.

12.5.1	Standards

AMIS0002

Greater than 98% of values for Pt, Pd, Au and Cu are within two standard deviation limits of the expected value (EV) with <-2% bias. Only 66% of values for Ni fall within two standard deviations of the EV but all are well within three standard deviations with a bias of -5%.

AMIS0110

This standard is only certified for Au but greater than 99% of the values are within two standard deviation limits of the EV with a bias of -1.5%.

AMIS0124

Greater than 97% of values for all elements are within two standard deviations of the EV’s with bias of <3% except for Cr and Au. The Cr values have 100% of values within tolerance but with a high negative bias of -8% which is likely due to the fact that this element is only provisionally certified. The Au graph shows only 88% of values are within tolerance but the EV is very close to detection limit and values are unlikely to be accurate. A single sample, G7096 fails for Pt and Pd but has acceptable concentrations for the other elements.

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AMIS0148

Greater than 99% of the results for Pt and Pd fall within the EV range with a negative bias of <-2%. Only 65% of the Au values fall within tolerance with a bias of -5%. Cu, Ni and Co have 53% or less falling within tolerances with high negative bias of -6% or more. The poor results on Au and the base metal elements is likely due to the fact that the final certification has not been completed for this standard and the EV’s and standard deviations are only estimates at this time and slightly inaccurate. All results for these elements do however fall within a 10% variance from the current mean of the values.

AMIS0170

Greater than 90% of values for all elements are within two standard deviation limits of the EV with <-3% bias.

AMIS0277

All certified elements for this standard except Cu and Co have all of their values within the EV range with a bias <-3%. Two samples, O47361 and O47385 have returned slightly higher than expected results for Cu but this trend is not repeated for either Ni or Co and so no follow up is deemed necessary. Two different samples have returned slightly lower than expected results for Co but for both Cu and Co all samples are well within three standard deviations and as the anomalies are not present in any other element the results are considered acceptable.

AMIS0278

All certified elements for this standard have greater than 98% of their values within the EV range with -1% bias or less. There are three samples which fail for a different element each. As they only fail in a single element it is not deemed necessary to follow up with the laboratory. These samples are: O48612 for Pt, O50986 for Pd and P59620 for Au.

AMIS0302

This standard is only certified for Au but greater than 99% of the Au values are within tolerance and a bias of -3%. There are five samples that have been incorrectly named as this standard.

AMIS0325

Greater than 98% of values for all elements are within two standard deviation limits of the EV with a bias of <-4% except for Au which has a bias of -5%.

AMIS0326

Greater than 96% of values for all elements except Au are within two standard deviation limits of the EV with a bias of <2%. Greater than 85% of values for Au are within two standard deviations with a bias of -1%.

The analysis of the standards indicates that the analytical accuracy is within acceptable limits.

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12.5.2	Blanks

For the most part the blanks return results close to the detection limits for the methods used and are deemed acceptable. Samples O49041, O72774, O72756, O48909, O49005, O107136, O110857 and O110881 have returned higher than expected results possibly due to slight contamination from the preceding samples during the milling process or possible due to a different Blank material being used.

12.5.3	Duplicates

No field duplicates have been inserted into the sampling stream.

12.5.4	Referee Analysis

A random selection of pulps was sent to Genalysis Laboratories in Johannesburg. The analytical techniques employed were the same as those utilised by Setpoint in the primary analysis to ensure compatibility of data. However the detection limit at Setpoint was higher than at Genalysis. For this reason all results grading less than ten times Setpoint detection limit for each element was removed before plotting the results to gain a more accurate comparison. The comparison graphs for all elements except Au show 90% or more of the data pairs passing 10% HARD. The comparison for Au is slightly poorer with only 83% of the sample pairs passing 10% HARD. The samples with higher variability between laboratories, are also of higher grade and therefore is likely due to the nugget effect of Au.

12.6	Data Quality Summary

The data is considered suitable for mineral resource estimation in respect of the Waterberg JV Project and for reporting individual grades for the Waterberg Extension Project.

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13	MINERAL PROCESSING AND METALLURGICAL TESTING

Waterberg JV Project

Mineralogical characterisation was undertaken on samples from the F - Zone and T2 Layer by SGS in Johannesburg. Scoping testwork indicated that both samples are fairly soft and mill easily. Feed characterisation showed that the T2 - Layer sample has a greater Pt, Pd, Au, Ni and Cu content than the F - Zone sample. Quantitative mineralogy was carried out on composites to ascertain the mineral speciation, particle size and mode of occurrence (association, degree of liberation and exposure). Based on the mineralogical properties, the T2 - Layer sample has better beneficiation properties than the F - Zone sample, since there is a greater degree of liberation and particle size.

Flotation testwork on both samples confirmed the mineralogical observations. The T2 - Layer sample has a better rate of flotation and maximum recovery for the economic metals. However, the T2 - Layer sample contains clayish minerals and floatable gangue, indicating a good plant operating requirement

Based on the scoping testwork, the estimated recovery for the precious metals are:

•	2PGE (Pt,Pd)+Au: 88% (T2 - Layer) and 83% (F-zone)

•	Total Cu: 87% (T2 - Layer) and 74% (F-zone)

•	Total Ni: 83% (T2 - Layer) and 59% (F-zone)

Two samples of F - Zone and the T2 - Layer material were delivered to SGS for flotation and mineralogical characterisation. The flotation testwork was carried out at scoping level. The mineralogical testwork consisted of petrographic and quantitative microscope analysis (QEMSCAN). The analysis included petrography examination of the cores, and quantitative analysis of sample material milled to a grind of P80 75 µm. A detailed analysis was carried out on each sample for Ni, Cu, Co, Zn, Pb, Fe, Cr and Mn plus Al2O3, SiO2, Fe2O3, MgO, MnO, CaO, K2O, Na2O, TiO2, P2O5, V2O5, Cr2O3. F - Zone material feed assay was 3.24g/t 2PGE+Au and T2 - Layer 7.22g/t 2PGE+Au.

After milling to a grind of P80 75 µm, a single rougher-cleaner flotation test was carried out on each sample to determine the recovery and upgrading of PGMs, total Ni and total Cu.

While the T2 - Layer flotation response is good at 88% recovery, the best recovery on F - Zone material achieved in the testwork was 83%

Further testwork should be carried out to establish optimum operating conditions including the likely grade and recovery of F - Zone material.

Waterberg Extension Project

There has been no mineral processing or metallurgical testing completed on the mineralization encountered on the Waterberg Extension Project.

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14	MINERAL RESOURCE ESTIMATES

There has been insufficient exploration completed to support a Mineral Resource Estimate for the Waterberg Extension Project.

This section on the mineral resource estimate for the Waterberg JV Project is taken from the report titled “Revised and Updated Mineral Resource Estimate for the Waterberg Platinum Project, South Africa” with an effective date of 2 September 2013 that was prepared on behalf of Platinum Group Metals (Pty) Ltd by Kenneth Lomberg and Alan Goldschmidt in which mineral resources have been declared for the T- and F - Zone mineralisation on the property Ketting 368LR and Goedetrouw 366LR. No changes or additions have been made relating to the mineral resource estimate on the Waterberg JV Project for the purpose of this amended report and the entirety of Section 14 Mineral Resource Estimates is taken directly from that report.

On the Waterberg JV Project two mineralised layers were identified in the T-Zone as well as a deeper zone of mineralisation the F-Zone. The data which underpins the mineral resource estimate are presented in Table 14_1. Various other stratigraphic layers have been identified. These layers are difficult to identify, are not always mineralised and, where they are grade- bearing, are apparently sub-economic.

Table 14_1 Waterberg JV Project Summary of the Mineral Resource Estimate data
Zone/Layer Designation	Depth of modelling		Depth of intersection		No of boreholes	No of Inter- sections	Mineral Resource Declared
	Min Depth (m)	Max Depth (m)	Min Depth (m)	Max Depth (m)
T1	124	650	176	1,363	24	62	Yes
T2	127	1,000	141	1,370	26	69	Yes

F	223	1,000	207	1,182	77	172	Yes

14.1	Methodology

The data that formed the basis of the estimate are the boreholes drilled by PTM which consisted of geological logs, the borehole collars, the downhole surveys and the assay data. The area where each zone/layer was present was delineated after examination of the intersections in the various boreholes (Figure 14.1_1). A structural model of each layer was also created based on the intersections of the boreholes (Figure 14.1_2).

14.1.1	T - Zone Estimation

The data was used to define the characteristics of the various layers based on their geological characteristics and geochemical signatures. The core was carefully examined to ensure the designations and correlations were valid. Diagnostic features were found to identify the T - Zone directly from the core. A geological interpretation was developed to assist in the understanding of the T - Zone (Figure 14.1.1 _1). The additional drilling confirmed the geological interpretation and understanding.

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All the intersections were checked on the core to ensure that the layer designation was true to the core and consistency for all the deflections from a borehole. These cuts formed the basis of the mineral resource estimate. The cuts were also defined based on the geology, a marginal cut off grade of 0.01g/t PGM and a minimum thickness of 2m. Basic statistics were undertaken on the data noting that the data was clustered due to the number of deflections for each borehole.

Data in the estimate from the drilling completed by PTM consists of over a 69 intersections from 26 boreholes. Each drillhole was examined for completeness in respect of data (geology, sampling, collar) and sample recovery prior to inclusion in the estimate.

An inverse distance weighted (power 2) estimate was undertaken using the 3D software package CAE Mining Studio™. A common seam block model was developed into which the estimate was undertaken. A geological loss of 12.5% was applied based on the geological understanding of the deposit which is informed by the regular drilling grid of 250mx250m.

14.1.2	F - Zone Estimation

Due to the pervasive alteration, the identification of the F - Zone proved very difficult. The F - Zone was therefore distinguished on geochemical data and its distinctive position near the bottom of the Bushveld Complex above the floor rocks. During the borehole logging the F - Zone was identified and was based on geological criteria. Within the F - Zone thicker areas with higher grade were identified and modelled using a facies approach. The thicker areas of the F-Zone have been named Super F by the company. The understanding of the F –

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The borehole intersections were composited for Pt, Pd, Au, Cu and Ni. It was determined that the mineralised portions were not directly related to specific rock types. From each borehole intersection, higher grade sections within the F-Zone were identified. Their geometry was found to be relatively continuous across the project area. Downhole assay plots were created that displayed variation of the grade of the primary elements. Mineralised portions within the broader F – Zone were identified based on a cut off grade of between 0.1g/t – 0.4g/t 2PGE+Au. A three dimensional block model was developed utilising the 3D software package CAE Mining Studio™. For each borehole, points were captured that represent the top and bottom the primary mineralised envelope. Digital terrain models (DTM) of these surfaces were modelled. This geological model was developed using the interpreted base of the F - Zone as a datum. The grade and density were interpolated into this geological model using an inverse distance weighted (power 2) interpolation methodology.

Basic descriptive statistics were determined for the sample data within the mineralised layers, noting that data points are often spatially clustered because a number of deflections were usually drilled from each mother hole.

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The area underlain by the F – Zone is some 410ha. The area is bounded in the north and south by the tenement boundary. The east is limited by the suboutcrop with the Waterberg Supergroup whilst the west is open but at depths greater than 1,200m below the surrounding area. The area at depth is overlain by a mountain.

Based on this analysis of grade relation to mineralisation, it was concluded that the mineralisation is not restricted to rock type and the full F- Zone package needs to be considered.

A geological loss of 12.5% was applied based on the geological understanding of the deposit which is informed by the regular drilling grid of 250m x 250m.

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Figure 14.1_1

Waterberg JV Project

Area Underlain by the T- Layer and F - Zone

T - Zone

Open at Depth
Waterberg
T Zone
PLATINUM GROUP METALS
Legend

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F - Zone

Waterberg
F Zone
PLATINUM GROUP METALS
Legend
Open at Depth

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Figure 14.1_2

Waterberg JV Project

T - Zone	F - Zone
 Z X	 Z X

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14.2	Statistical Analysis: Raw Data

Detailed descriptive statistical analysis has been completed on the raw data for the various zones/layers (Table 14.2_1). The data confirms the understanding of the grade bearing units and the densities of the various stratigraphic and lithological units.

Table 14_2_1 Descriptive Statistics on the Layer Assay Data
Assay Data
T1	Pt (g/t)	Pd (g/t)	Rh (g/t)	Au (g/t)	Cu (%)	Ni (%)	Density t/m3
Count	405	405	155	405	396	396	396
Minimum	0.01	0.01	0.01	0.01	-	0.01	2.72
Maximum	13.01	14.20	0.15	3.26	0.93	0.39	3.32
Mean	0.63	1.03	0.02	0.30	0.13	0.10	2.97
Median	0.25	0.43	0.01	0.07	0.02	0.08	2.97
Standard Deviation	0.98	1.49	0.02	0.43	0.18	0.07	0.11
Variance	0.97	2.22	-	0.18	0.03	0.01	0.01
Coefficient of Variation	1.56	1.45	1.10	1.43	1.35	0.72	0.04
PGM Proportions	32%	53%		15%

T2	Pt (g/t)	Pd (g/t)	Rh (g/t)	Au (g/t)	Cu (%)	Ni (%)	Density t/m3
Count	887	887	478	887	881	881	881
Minimum	0.01	0.01	0.01	0.01	-	-	2.7
Maximum	15.00	15.22	0.15	5.84	1.51	0.75	3.25
Mean	1.22	2.09	0.02	0.91	0.19	0.10	2.92
Median	0.70	0.92	0.01	0.53	0.12	0.07	2.91
Standard Deviation	1.59	2.68	0.02	1.04	0.21	0.09	0.1
Variance	2.53	7.16	-	1.09	0.04	0.01	0.01
Coefficient of Variation	1.30	1.28	1.02	1.15	1.10	0.90	0.04
PGM Proportions	29%	50%		22%

F - Zone	Pt (g/t)	Pd (g/t)	Rh (g/t)	Au (g/t)	Cu (%)	Ni (%)	Density t/m3
Count	15,899	15,899	- 5,549	15,899	14,251	14,251	13,963
Minimum	0.01	0.01	0.00	0.01	0.00	0.00	0.37
Maximum	26.00	55.00	1.55	2.27	0.81	0.94	3.95
Mean	0.39	0.82	0.05	0.06	0.04	0.13	2.95
Median	0.15	0.27	0.03	0.02	0.02	0.12	2.95
Standard Deviation	0.75	1.56	0.06	0.10	0.05	0.07	0.11
Variance	0.56	2.44	0.00	0.01	0.00	0.00	0.01
Coefficient of Variation	1.91	1.90	1.36	1.63	1.37	0.51	0.04
PGM Proportions	31%	64%		5%

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14.3	Density

The density data for the majority of the pulps was measured by gas pycnometer. As a result there are some gaps in the data. The gaps were assigned values according to their lithology and the analysis described below. It is noted that the methodology is not considered appropriate for the determination of bulk density. However, there is no bulk density data (Archimedes method) which could be used to determine a conversion factor.

The existing data was used and applied to lithologies where no data existed based on the logged lithology.

14.4	Compositing

The borehole intersections for the T – Zone intersections were composited for Pt, Pd, Rh, Au, Cu and Ni. The compositing utilised the weighing of density and thickness.

For the F – Zone, the raw borehole data was composited to a constant 1m interval utilised the weighing of density and thickness.

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14.5	Descriptive Statistics: Composites

Detailed descriptive statistical analysis has been completed based on the composite data for the mineralised layers (Figure 14.5_1 and Figure 14.5_2) (Table 14.5_1).

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Table 14_5_1 Descriptive Statistics on the Layer Composite Data
Composite Data
T1	Pt (g/t)	Pd (g/t)	Au (g/t)	Cu (%)	Ni (%)	Density t/m3	Thick (m)
Count	62	62	62	60	60	62	62
Minimum	0.02	0.02	0.01	-	0.02	2.80	2.00
Maximum	2.97	3.69	1.07	0.55	0.26	3.13	5.75
Mean	0.47	0.78	0.20	0.08	0.08	2.96	2.55
Median	0.20	0.37	0.04	0.02	0.07	2.95	2.00
Standard Deviation	0.57	0.87	0.28	0.11	0.04	0.09	1.10
Variance	0.32	0.76	0.08	0.01	-	0.01	1.20
Coefficient of Variation	1.20	1.11	1.40	1.46	0.54	0.03	0.43
PGM Proportions	32%	54%	14%

T2	Pt (g/t)	Pd (g/t)	Au (g/t)	Cu (%)	Ni (%)	Density t/m3	Thick (m)
Count	69	69	69	67	67	69	69
Minimum	0.02	0.02	0.01	0.01	0.02	2.73	2.00
Maximum	4.46	7.63	3.37	0.67	0.28	3.10	11.00
Mean	0.95	1.62	0.71	0.15	0.08	2.92	4.32
Median	0.91	1.55	0.74	0.14	0.08	2.91	4.00
Standard Deviation	0.75	1.44	0.54	0.12	0.05	0.08	2.36
Variance	0.56	2.07	0.29	0.01	-	0.01	5.55
Coefficient of Variation	0.79	0.89	0.76	0.79	0.61	0.03	0.55
PGM Proportions	29%	49%	22%

F – Zone (1m Composites)	Pt (g/t)	Pd (g/t)	Au (g/t)	Cu (%)	Ni (%)	Density t/m3
Count	9,405	9,405	9,405	8,926	8,926	8,845
Minimum	0.01	0.01	0.01	0.001	0.004	1.80
Maximum	26.00	52.49	1.67	0.45	0.55	3.57
Mean	0.39	0.77	0.06	0.03	0.13	2.95
Median	0.16	0.27	0.02	0.01	0.12	3.00
Standard Deviation	0.64	1.34	0.09	0.04	0.06	0.10
Variance	0.40	1.80	0.01	0.002	0.004	0.01
Coefficient of Variation	1.72	1.75	1.47	1.31	0.47	0.03
PGM Proportions	31%	64%	5%

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Figure 14.5_2
Waterberg JV Project
Histograms of Composites of Each Layer

CUT	Pt (g/t)	Pd (g/t)	Au (g/t)	2PGE+Au
T1				
T2				

CUT	Cu (%)	Ni (%)	Density (t/m^3)	Thickness (m)
T1				
T2				

CUT	Pt (g/t)	Pd (g/t)	Au (g/t)	2PGE+Au
F - Zone	 Histogram for PT Frequency PT	 Histogram for PD Frequency PD	 Histogram for AU Frequency AU	
CUT	Cu (%)	Ni (%)	Density (t/m^3)	
F - Zone	 Histogram for CU Frequency CU	 Histogram for NI Frequency NI	 Histogram for DENSITY Frequency DENSITY

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14.6	Outlier Analysis

An assessment of the high-grade composite was completed to determine whether high-grade capping was required. The approach taken to the assessment of the potential outliers is summarised as:-

•	Detailed review of histograms with significant breaks in populations interpreted as possible outliers.

•	The ranking of the composite data and the investigation of the influence of individual composites on the mean and standard deviation plots.

Based on this analysis not capping or cutting was required.

14.7	Block Model Development

14.7.1	T - Zone

A series of three-dimensional (3D) estimates representing each layer as defined by the geological logging and interpretation (Figure 14.7.1_1). The block model cell size utilised was based on drillhole spacing

Table 14.7.1_1 Summary of the Block Model Details (T – Zone)

	Block Model Origin (Centroid)		Parent Cell Size	No of blocks	Sub cell splitting
	Min	Max
T layer
XC	- 16,000	-7,000	200	45	No
YC	- 2,591,000	- 2,581,000	200	50	No

14.7.2	F – Zone

A Datamine geological block model was created by filling the volume between the top and bottom DTM surfaces which extends to the suboutcrop position of the F – Zone and to a depth of 1,000m below the elevation of subcrop. The block size was chosen based on the spacing of the exploration boreholes and so as to provide sufficient detail to model any vertical variability of grade values with the F – Zone (Table 14.7.2_1).

In order to preserve any relationship between the location of grade values within the F – Layer and its footwall, the three dimensional block model utilised the base of the F – Zone as the point of correlation.

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Table 14.7.2_1 Summary of the Block Model Details (F – Zone)

	Block Model Origin (Centroid)		Parent Cell Size	No of blocks	Sub cell splitting
	Min	Max
F - Zone (Flattened Model)
XC	-16,000	-9,875	125	62	Yes
YC	-2,589,000	-2,581,250	125	49	Yes
ZC	0	201	3	67	Yes

14.8	Mineral Resource Estimate

14.8.1	T – Zone

A series of two-dimensional estimates based on the designated cut were undertaken. Each deflection within the borehole database has been retained as separate data. These deflections have been offset from the surveyed reef intersection location of the mother hole utilising the downhole survey data. Maintaining the individual deflections as separate data rather than compositing the deflections to a single intersection composite is preferred.

The structural model for the Waterberg separates the area into a number of fault blocks. Coffey has treated all fault blocks together, as they would have originally been continuous.

The precision of a block estimate is a function of the block size, the amount of local data, the method of estimation and the estimation technique. A block size of 200m x 200m was selected based on the distribution of the boreholes. The block model was not rotated.

The variables Pt, Pd, Au, Cu and Ni as well as the thickness and density were estimated directly. Rh was not estimated as the assay of Rh was only commissioned with the Pt+Pd+Au>1g/t. The result is therefore considered biased.

14.8.2	F – Zone

Facies modelling

Facies areas were defined in order to separate areas of thickness and grade. Two facies areas were defined that represent areas that are higher in both grade and thickness. When estimating grade and thickness values into the block model, the facies areas were treated separately. Only samples located within a facies area was used to interpolate values into the block model representing that area. The facies areas are presented in Figure 14.8.2_1.

Grade Interpolation

Grade values were interpolated into the structural model using an inverse distance squared (IDW) methodology. Each deflection within the borehole database has been retained as separate data. The deflections are offset from the mother hole by utilising the borehole survey data. Retaining the deflections, rather that averaging the deflections into a single intersection is preferred.

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No significant structural faults have been identified in the project area, hence the structural model and grade interpolation has been modelled assuming the mineralised zone is continuous along strike and down dip.

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Figure 14.8.2_2
Waterberg JV Project
Plan showing the Facies Distribution for the F - Zone

F Zone Suboutcrop
Waterberg
F Zone
Facies Map
PLATINUM
GROUP
METALS
Legend

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14.9	Search Criteria

A three-pass estimation strategy was used, applying progressively expanded and less restrictive sample searches to successive estimation passes, and only considering blocks not previously assigned an estimate. The parameters were determined after consideration of the method of estimation and the data density. The sample search and estimation parameters are provided in Table 14.9_1.

Table 14.9_1 Waterberg JV Project Sample Search Parameters

Horizon	Estimation Method	First Search Volume			Second Search Volume			Third Search Volume
		Radius (m)	No of Samples		Radius (m)	No of Samples		Radius (m)	No of Samples
			Min	Max		Min	Max		Min	Max
T - Zone	IDW(2)	500	3	12	750	3	12	1,500	1	20
F -Zone	IDW(2)	500	12	18	1000	12	18	1,500	3	12

A visual and statistical review was completed on the estimates prior to accepting the model. Acceptable levels of mean reproduction are noted between the block model and input composite data. Coffey considers the resource estimate to be appropriate and robust.

14.10	Cut off Grades

The approach to the estimate utilised typical estimation techniques in which the determination of the mining cut is critical as the initial step. This effectively defines the mineralised unit. The important aspects were the stratigraphic determination and correlation between intersections. As the mineralisation is disseminated within the stratigraphy, the selection of a marginal cut off and consideration of a potential mining cut are necessary. In addition the area underlain by each layer was delineated based on the borehole intersections.

A cut-off grade was applied to the T1 Layer block model in order to ensure that the mineralised layer has “reasonable and realistic prospects for eventual economic extraction” (SAMREC, 2009). A block cut off grade of 2g/t for the 2PGE+Au grade was applied.

No cut-off was applied to the T2 Layer block model.

A cut-off grade was applied to the F – Zone block model in order to ensure that the mineralised layer has “reasonable and realistic prospects for eventual economic extraction” (SAMREC, 2009). A block cut off grade of 2g/t for the 2PGE+Au grade was applied.

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14.11	Classification

Coffey considers that the mineral resource of the various layers should be classified as an Inferred Mineral Resource. The data is of sufficient quality and the geological understanding and interpretation are considered appropriate for this level of mineral resource classification. The resource estimate has been classified based on the criteria set out in Table 14.11_1.

Table 14.11_1 Waterberg JV Project Confidence Levels of Key Criteria

Items	Discussion	Confidence
Drilling Techniques	Diamond drilling - Industry Standard approach	High
Logging	Standard nomenclature and apparent high quality.	High
Drill Sample Recovery	Based on site visits the core recovery is estimated as >95%	High
Sub-sampling Techniques and Sample Preparation	Industry standard	High
Quality of Assay Data	Available data is of industry standard quality.	High
Verification of Sampling and Assaying	Verification of sampling undertaken	High
Location of Sampling Points	Survey of all collars. Vertical drillholes with typically small deviation.	High
Data Density and Distribution	Drillholes spaced across the property.	Low
Audits or Reviews	None of which Coffey is aware	High
Tonnage Factors (Bulk Density)	Based on specific gravity data	Low/Moderate
Database Integrity	Minor errors identified and rectified. Data scrutinised prior to inclusion in resource model database.	Moderate
Geological Interpretation	The broad structural confidence but the zones determined are previously not identified the Bushveld Complex.	Moderate
Compositing	Single composites were used for each mineralised unit for each intersection.	High
Statistics	High coefficient of variation for the variables modelled and relatively well defined statistical distributions.	Low
Block size	Appropriate block size selected	Moderate
Estimation and Modelling Techniques	Inverse Distance Weighting	Moderate
Cut-off Grades	A marginal cut off applied when determining the cuts (0.01g/t PGM and minimum cut of 2m) on which the estimate is based	High
Mining Factors or Assumptions	None	N/A
Metallurgical Factors or Assumptions	None	N/A

This mineral resource was underlain in accordance with requirements and guidelines of The South African Code for the Reporting of Exploration Results, Mineral Resources And Mineral Reserves (The SAMREC Code) (2007 Edition as amended July 2009). The reconciliation of the SAMREC Code classification with the CIM Standards (2010) indicates that the criteria for classification and the classes of mineral resource are compatible.

It should be noted that an inferred mineral resource has a degree of uncertainty attached. It cannot be assumed tht all or any part of an inferred mineral resource will ever be upgraded to a higher category. No assumption can be made that any part or all of mineral deposits in this category will ever be converted into reserves.

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14.12	Mineral Resource Reporting

Metal contents and block tonnages were accumulated and formed the basis for reporting the resource as shown in Table 14.12_1. The results of the estimate showing the block models is presented in Figure 14.12_1.

Geological loss of 12.5% was estimated based on the knowledge of the deposit. The geological losses are made up of areas where the layers are absent due to faults, dykes, potholes and mafic/ultramafic pegmatites.

Mineral resources which are not mineral reserves do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, marketing, or other relevant issues.

The quantity and grade of reported Inferred Mineral Resources in this estimate are conceptual in nature. There is no guarantee that all or any part of the Mineral Resource will be converted to a Mineral Reserve.

The independent Qualified Person responsible for the mineral resource estimate in this report and summarized in Table 14.12_1 is Kenneth Lomberg, a geologist with some 28 years’ experience in mine and exploration geology, resource and reserve estimation and project management in the minerals industry (especially platinum and gold). He is a practising geologist registered with the South African Council for Natural Scientific Professions (Pr.Sci.Nat.) and is independent of Platinum Group Metals Ltd as that term is defined in Section 1.5 of the Instrument.

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Table 14.12_1 Waterberg JV Project- Mineral Resource Estimate (SAMREC Code) 2 September 2013

	Stratigraphic Thickness	Tonnage Mt	Pt (g/t)	Pd (g/t)	Au (g/t)	2PGE+Au (g/t)	Pt:Pd:Au	2PGE+Au (koz)	Cu (%)	Ni (%)	Cu (t)	Ni (t)
T1	2.30	8.5	1.04	1.55	0.47	3.06	34:51:15	842	0.17	0.10	14,500	8,400
T2 (Cap)	3.77	39.2	1.16	2.04	0.84	4.04	29:51:21	5,107	0.18	0.10	69,400	37,600
T Combined	3.38	47.7	1.14	1.95	0.77	3.86	30:51:20	5,948	0.18	0.10	83,900	46,000
FH		119.0	0.91	1.98	0.13	3.02	30:65:4	11,575	0.07	0.17	78,800	202,200
Total		166.7	0.98	1.97	0.32	3.26	30:60:10	17,523	0.10	0.15	162,700	248,200
		Content (koz)	5,252	10,558	1,715				-

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Figure 14.12_1
Waterberg JV Project
Delineated Area of Each Layer

T1 - Layer

Waterberg
T1 Layer
Grade Model
PLATINUM
GROUP
METALS
Legend

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Figure 14.12_1

Waterberg JV Project

Delineated Area of Each Layer

T2 - Layer

Waterberg
T2 Layer
Grade Model
PLATINUM GROUP METALS
Legend

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Figure 14.12_1

Waterberg JV Project

Delineated Area of Each Layer

F - Zone

Y
X
Legend
PGE
(bmf_flat_soft
(block model))
[ABSENT]
[0,2]
[2,3]
[3,4]
[4,5]
[5,6]
[6,12.7594]

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15	ADJACENT PROPERTIES

Numerous mineral deposits have been outlined along the Northern Limb of the Bushveld Complex. Kenneth Lomberg, the qualified person for this report, has been unable to verify the information on these deposits which is not necessarily indicative of the mineralization on the property that is the subject of this technical report. The T – layers on the Waterberg JV Project are in a different position in the North Limb geology as reported at the other deposits and the T reefs have distinctively different metal ratios with elevated gold values compared to the reported other deposit grades. The F - Zones have some similarities to the other North Limb deposits in metal prill splits however there may be distinct differences in the geological units containing the mineralization.

15.1	The Pan Palladium/Impala Platinum JV

The Pan Palladium/Impala Platinum JV on the most northern farm on Platreef outcrop has reported resources of 50Mt at 1.19 g/t (2PGE + Au), 0.07% Ni, 0.21% Cu (Pan Palladium Annual Report, 2003). Kenneth Lomberg, the qualified person for this report, has been unable to verify the information which is not necessarily indicative of the mineralization on the property that is the subject of this technical report.

15.2	Mogalakwena Mine

Some 60km south of the project is the world’s largest opencast platinum mine, Mogalakwena Mine (formerly Potgietersrust Platinum Mine), which mines the Platreef and produced 304,800 platinum ounces in 2012. The latest Mineral Resource and Reserve statement for Mogalakwena Mine is available on the website www.angloplatinum.com and Anglo Platinum Annual Report 2012.

15.3	Akanani Project

Akanani Project majority held by Lonmin which is downdip of the Anglo Platinum Mogalakwena Mine, is an exploration project with studies continuing to develop it into a viable operation. Information pertaining to this project including the latest mineral resource and reserve statement are available on the Lonmin website (www.lomin.com) and in their latest Annual Report 2012.

15.4	Boikgantsho Project

Located on the northern limb of the Bushveld Complex, and adjacent to Anglo Platinum’s Mogalakwena Mine, this project was acquired through a land acquisition by Atlatsa Resources (formerly Anooraq Resources) in 2000 and a joint venture with Anglo Platinum in 2004. Historically, exploration drilling has been conducted at the project site which has led to the estimate of indicated and inferred Mineral Resources. A preliminary economic assessment was completed in 2005; the results of this work showed that the project warrants further investigation.

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Details of the project as well as mineral resource and reserve information is available via the company website (www.atlatsaresources.co.za)

15.5	Harriet’s Wish and Aurora Projects

Sylvania Resources is undertaking exploration activities on the extreme northern end of the Northern Limb on the farm Harriet’s Wish which is adjacent to and contiguous with the southern boundary of the Waterberg JV Project. According to Sylvania, the northern portion of Harriet’s Wish is covered by the Waterberg Sediments and the boreholes have intersected PGM mineralisation with descriptions similar to that of mineralization found in the Waterberg JV Project. The author has not been able to verify this data. No mineral resource or reserve has been declared. (www.sylvaniaplatinum.com)

15.6	Platreef Project (Ivanplats)

The Platreef Project, is jointly owned by Ivanplats (90%) and a Japanese consortium of Itochu Corporation; Japan Oil, Gas and Metals National Corporation (JOGMEC) and JGC Corporation (10%). The Platreef Project is a recently discovered underground deposit of thick, PGM-nickel- copper mineralization on the southern end of the Northern Limb of the Bushveld Complex (close to Mokpane). The Platreef Project hosts the southern sector of the Platreef on three contiguous properties: Turfspruit, Macalacaskop and Rietfontein.

Ivanplats has delineated a large zone of mineralization within the Platreef, which essentially comprises a steeply-dipping, near-surface mineralized area and a gently-dipping to subhorizontal (<15º) deeper zone from approximately 700m depth downward (the “Flatreef”). The mineralization is considered open for expansion along the southern and western boundaries of the Flatreef deposit. The northernmost property, Turfspruit, is contiguous with, and along strike from, Anglo Platinum's Mogalakwena group of properties and mining operations. A mineral resource and a mineral reserve have been declared. (www.ivanplats.com)

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16	OTHER RELEVANT DATA AND INFORMATION

To the best of the author’s knowledge there is no other relevant data or information, the omission of which would make this report misleading.

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17	INTERPRETATION AND CONCLUSIONS

The Waterberg JV Project and Waterberg Extension Project are two adjoining projects that are located on the northern extension of the Bushveld Complex. These two projects are at different stages of exploration maturity and are controlled under separate ownership structures.

Waterberg JV Project

The exploration undertaken confirmed the presence of Bushveld Rocks under the Waterberg Group rocks on the Waterberg JV Project. Exploration confirmed the presence of elevated PGM concentrations in zones/layers of identified mineralisation. The mineralization is consistent with layered magmatic sulphide deposits and displays characteristics of a geological setting, including the ration of precious metals in the T-Zone that differs from other locations in the Bushveld Complex.

The significant increase in inferred mineral resource from the previous estimate and the delineation of the thicker “Super F” within the F - Zone shows advancement in the understanding of the geology of the Waterberg JV Project.

It was possible to determine and declare a mineral resource for the identified mineralised layers on the Waterberg JV Project. The continuity of the mineralised layers between the 111 boreholes allowed for the resource estimate to be made over a length of 5.5km and given the nature of the mineralisation, it can be stated that the zones are open down-dip and along strike. A preliminary review of the revenue and cost parameters to confirm that the mineral resource “has reasonable prospects for economic extraction (SAMREC, 20009), was undertaken as part of the mineral resource estimation process.

Waterberg Extension Project

The exploration undertaken on the Waterberg Extension Project has confirmed the northward strike extension of Bushveld Complex rocks under the Waterberg Group cover rocks. Exploration drilling confirmed the presence of elevated PGM concentrations in zones/layers of identified mineralisation. The mineralization is consistent with layered magmatic sulphide deposits and displays characteristics of a geological setting that differs from other locations in the Bushveld Complex.

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Geophysical surveys including airborne gradient gravity and magnetics, ground gravity and regional government magnetics and gravity display characteristics similar to those associated known mineralization on the Waterberg JV Project. Modelling of gravity survey data shows areas of higher density extending a further 25km northeast and curving to north within the Waterberg Extension Project area. These high density zones are targets for drill testing to test for the presence of dense mafic intrusive rocks of the Bushveld Complex that may host sulphide mineralization with elevated PGM values.

Given the results of the initial diamond drilling on the Waterberg Extension Project and the extent of target areas generated by geophysical surveys, further exploration drilling is warranted on the Waterberg Extension Project.

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18	RECOMMENDATIONS

Waterberg JV Project

For the Waterberg JV Project it is recommended that drilling continue to test the extent of the mineralized zones beyond the currently defined mineral resource estimate.

It is further recommended that a Preliminary Economic Assessment (PEA) utilizing the mineral resource be undertaken to determine the initial economics of the deposit. The PEA may increase the confidence of depth and grade cut-offs used in future mineral resource estimations. The recommended budget for the PEA work is Cnd$5M.

It is also recommended to advance the geological confidence in the deposit through detailed logging and refined modelling.

Table 18_1 Waterberg JV Project- Recommended Engineering and Exploration Budget

	Cost Estimate
Description	Rand (ZAR)	Canadian dollars (CAN$)
Initial Engineering (7,500 hours @$100/hour)	R7.5 million	$750,000
Project Management ( 2500 hours @$100/hour)	R2.5 million	$250,000
In house Technical work	R2.5million	$250,000
Additional diamond drilling	R7.5 million	$750,000
Initial Engineering and Exploration Sub-Total	R20 million	$2.0 million
Completion Engineering (5,000 hours @$100/hour)	R5million	$500,000
Infill engineering – geotechnical drilling	R20 million	$2 million
Metallurgical studies	R3 million	$500,000
Engineering and Exploration work Sub-Total	R30 million	$3.0 million
Total Recommended Budget	R50 million	$5 million

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Waterberg Extension Project

It is recommended that further exploration and drilling be undertaken to confirm the extent of the mineralisation and to provide data for a mineral resource estimate.

It is recommended that drilling continue to test the extent of the mineralized zones encountered to date by step out drilling following the trend of the edge of the Bushveld Complex modelled from geophysics. In addition, it is recommended that infill drilling be carried out in support of a possible initial mineral resource estimate.

The results of exploration completed to date justify a proposed budget of $20,000,000 in further diamond drilling, analysis and exploration work.

Table 18_2 Waterberg Extension Project- Recommended Exploration Budget

Cost Estimate
Description	Rand (ZAR)	Canadian dollars (CAN$)
Exploration drilling along 25 km strike of interpreted Bushveld Complex	R62 million	$6.2 million
Infill drilling to improve the understanding of the geology and potentially support an initial mineral resource estimation (80,000m)	R124 million	$12.4 million
Initial Resource Estimate	R1 million	$0.1 million
Metallurgical studies	R3 million	$3.0 million
Contingency, Escalation	R10 million	$1.0 million
Total	R200 million	$20 million

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19	REFERENCES

Barker OB, Brandl G, Callaghan CC, Erickson PG, van der Neut M. (2006). The Soutpansberg and Waterberg Groups and the Blouberg Formation. In Johnson MR, Anhasueer CR and Thomas RJ (Eds). The Geology of South Africa. Geological Society of South Africa. Johannesburg/Council of Geoscience, Pretoria, 301 – 318

Bumby AJ. (November 2000) The geology of the Blouberg Formation, Waterberg and Soutpansberg Groups in the area of Blouberg mountain, Northern Province, South Africa. Doctor of Philosophy thesis (unpublished), Faculty of Science University of Pretoria.

CIM DEFINITION STANDARDS - For Mineral Resources and Mineral Reserves Prepared by the

CIM Standing Committee on Reserve Definitions Adopted by CIM Council on November 27, 2010

Cawthorn RG, Eales HV, Walvaren F, Uken R, Watkeys MK (2006). The Bushveld Complex. In Johnson MR, Anhasueer CR and Thomas RJ (Eds). The Geology of South Africa. Geological Society of South Africa. Johannesburg/Council of Geoscience, Pretoria, 261 – 282

De Waal S, McCarthy S, Meadon H, Green B, Vermaak V, Vlock N, Govender T, Lambert P, Schweitzer J. (16 April 2007). Target generation report. Internal Report (S0103/07-1) by Shango Solutions

Kinnaird, JA, Hutchinson, D, Schurmann, L, Nex, PAM and de Lange, R. (2005). Petrology and mineralization of the southern Platreef: northern limb of the Bushveld Complex, South Africa; Mineralium Deposita 40, p. 576-597

Lomberg, KG (5 November 2012). Updated Exploration Results and Mineral Resource Estimate for the Waterberg Platinum Project, South Africa. (Latitude 23° 21′ 53”S, Longitude 28° 48′ 23”E) NI 43-101 prepared for Platinum Group Metals.

Lomberg, KG (1 September 2012). Exploration Results and Mineral Resource Estimate for the Waterberg Platinum Project, South Africa. (Latitude 23° 21′ 53”S, Longitude 28° 48′ 23”E) NI 43-101 prepared for Platinum Group Metals.

Lomberg, KG, Mckinney, R.L. (31 January 2013). Waterberg JV Project – QA/QC for data to end of January 2013. Memorandum prepared for Platinum Group Metals.

Lomberg, KG, Goldschmidt, A (2 September 2013) Revised and Updated Mineral Resource Estimate for the Waterberg Platinum Project, South Africa (Latitude 23° 22′ 01”S, Longitude 28° 49′ 42”E) NI 43-101 prepared for Platinum Group Metals.

McCarthy, TS (12 October, 2012).Observations on the Geology of PTM’s Waterberg Prospect. Report prepared for Platinum Group Metals.

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Schouwstra RP, Kinloch ED, Lee CA (2000). A Short Geological Review of the Bushveld Complex. Platinum Minerals Rev., 2000, 44, (1). 33-39

Sharman-Harris, E (2006). Geochemical and Isotopic Studies of the Platreef with special emphasis on Sulphide Mineralisation. Master’s Thesis (unpublished)

Van Buren R (May 2013) Interpretation Report for Platinum Group Metals Ltd. Waterberg Project. Internal report (FCR2602) by FUGRO Airborne Surveys (pty) Ltd.

Van Reenen DD, Roering C, Ashwal LD and de Wit MJ (1992). Regional geological settings of the Limpopo Belt. Precambrian Res., 55. 1-5

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Appendix A
Authors Certificate

Certificate of Qualified Person
As the author of the report entitled “Amended and Combined Technical Report, Waterberg Joint Venture and Waterberg Extension Projects, South Africa" dated effective 9 December 2013” (the “Report”), I hereby state:-

1.	My name is Kenneth Graham Lomberg and I am Principal Consultant Resources with the firm of Coffey Mining South Africa Pty. Ltd. of 604 Kudu Avenue, Allen’s Nek 1737, Gauteng, South Africa.

2.	I am a practising geologist registered with the South African Council for Natural Scientific Professions (Pr.Sci.Nat.).

3.

I am a graduate of the University of Cape Town and hold a Bachelor of Science with Honours (Geology) degree (1984) from this institute. I also hold a Bachelor of Commerce degree (1993) from the University of South Africa and a Masters in Engineering (2011) from The University of the Witwatersrand.

4.

I have practiced my profession continuously since 1985. I have over 5 years of relevant experience having completed mineral resource estimations on various properties located on the Bushveld Complex hosting Magmatic Layered Intrusive style mineralization including for the adjacent Waterberg JV Project.

5.	I am a “qualified person” as that term is defined in and for the purposes of the National Instrument 43- 101 (Standards of Disclosure for Mineral Projects) (the “Instrument”).

6.

I have performed consulting services and reviewed files and data supplied by Platinum Group Metals Ltd on the Waterberg Joint Venture Project between April 2012 and September 2013 and on the Waterberg Extension Project since October 2013.

7.	I have visited the Waterberg Joint Venture Project for personal inspection on 24 July 2013 and the Waterberg Extension Project for personal inspection on 8 November 2013.

8.	I prepared all sections of this report and am responsible for the Report.

9.	I am not aware of any material fact or material change with respect to the subject matter of the Report, which is not reflected in the Report, the omission of which would make the Report misleading.

10.	I am independent of Platinum Group Metals Ltd pursuant to section 1.5 of the Instrument.

11.	I have read the Instrument and Form 43-101F1 (the “Form) and the Report has been prepared in compliance with the Instrument and the Form.

12.

I do not have nor do I expect to receive a direct or indirect interest in the Mineral Properties of Platinum Group Metals Ltd, and I do not beneficially own, directly or indirectly, any securities of Platinum Group Metals Ltd or any associate or affiliate of such company.

13.

I have not been involved in any capacity on the Waterberg Joint Venture Project prior to April 2012 after which time I prepared an independent mineral resource estimate on the Waterberg Joint Venture Project (F-Zone). I have not been involved in any capacity on the Waterberg Extension Project prior to October 2013.

14.

At the effective date of the Report, to the best of my knowledge, information and belief, the Report contains all scientific and technical information that is required to be disclosed to make the Report not misleading.

Dated at Johannesburg, South Africa, on 9 December 2013

[Signed]
Kenneth Lomberg	B.Sc Hons (Geology), B.Com, M.Eng., Pr.Sci.Nat.
Senior Principal